SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL
CNPJ/MF 76.483.817/0001 -20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

QUARTERLY INFORMATION

June 2007

TABLE OF CONTENTS

FINANCIAL STATEMENTS	3
Balance Sheet - Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Changes in Shareholders’ Equity	7
Statement of Changes in Financial Position	8
Statement of Cash Flows	10
Statement of Added Value	12
NOTES TO THE FINANCIAL STATEMENTS	14
1 Operations	14
2 Presentation of the Quarterly Information	14
3 Consolidated Quarterly Information	16
4 Cash in Hand	16
5 Consumers and Distributors	17
6 Provision for Doubtful Accounts	18
7 Services Provided to Third Parties, Net	18
8 Dividends Receivable	18
9 CRC Transferred to the Government of the State of Paraná	19
10 Taxes and Social Contribution	20
11 Account for Compensation of “Portion A” Variations	23
12 Guarantees and Escrow Deposits	25
13 Other Receivables	26
14 Judicial Deposits	26
15 Receivables from Related Parties	27
16 Investments	28
17 Property, Plant, and Equipment	31
18 Intangible assets	33
19 Loans and Financing	34
20 Debentures	38
21 Suppliers	42
22 Accrued Payroll Costs	43
23 Post-Employment Benefits	43
24 Customer Charges Due	44
25 Research and Development and Energy Efficiency	44
26 Other Accounts Payable	45
27 Provisions for Contingencies	45
28 Share Capital	48
29 Gross Revenues from Sales and/or Services	49
30 Deductions from Gross Revenues	50
31 Operating Costs and Expenses	50
32 Power Purchased for Resale	52
33 Charges for the Use of the Power Grid	52
34 Personnel and Management	53
35 Pension Plan and Healthcare Plan	53
36 Materials and Supplies	53
37 Third-Party Services	54
38 Recovery of Costs and Expenses	54
39 Other Operating Costs and Expenses	55
40 Financial Income (Losses)	56
41 Equity in the Results of Subsidiaries and Investees	57
42 Electric Energy Trading Chamber (CCEE)	58
43 Reconciliation of the Provision for Income Tax and Social Contribution	61
44 Financial Instruments	61
45 Related-Party Transactions	63
46 Wholly-Owned Subsidiaries' Balance Sheets	65
47 Statement of Income Broken Down by Company	67
COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER	68
1 Distribution	68
2 Management	70
3 Investor Relations	71
4 Rates	72
SENIOR MANAGEMENT AND COMMITTEES	74
AUDITOR REPORT ON THE SPECIAL REVIEW OF THE QUARTERLY INFORMATION	75

FINANCIAL STATEMENTS

Balance Sheet - Assets

As of June 30, 2007 and March 31, 2007
(In thousands of reais)

		N.	Parent Company		Consolidated

CODE	DESCRIPTION	no.	30/06/2007	31/03/2007	30/06/2007	31/03/2007

1	Total Assets		8,306,357	8,632,280	11,587,360	11,501,218
1.01	Current Assets		230,039	812,863	2,710,778	2,640,982
1.01.01	Cash in Hand	4	111,493	122,629	1,109,425	1,063,337
1.01.02	Receivables		118,546	690,234	1,550,467	1,526,519
1.01.02.01	Customers		-	-	1,043,556	986,979
1.01.02.01.01	Customers and distributors	5	-	-	1,130,729	1,054,328
1.01.02.01.02	Provision for doubtful accounts	6	-	-	(96,693)	(81,948)
1.01.02.01.03	Services to third parties, net	7	-	-	9,520	14,599
1.01.02.02	Other Receivables		118,546	690,234	506,911	539,540
1.01.02.02.01	Dividends receivable	8	22	563,680	1,645	1,997
1.01.02.02.02	Service in progress		-	-	42,888	25,563
1.01.02.02.03	CRC transferred to State Government	9	-	-	36,623	35,857
1.01.02.02.04	Taxes and social contribution	10	80,854	90,359	190,486	251,186
1.01.02.02.05	Account for Compensation of Portion A	11	-	-	84,272	69,432
1.01.02.02.06	Regulatory asset - Pasep/Cofins		-	-	-	1,704
1.01.02.02.07	Collaterals and escrow deposits	12	37,668	36,187	113,104	105,821
1.01.02.02.08	Other receivables	13	2	8	37,893	47,980
1.01.03	Inventories		-	-	50,886	51,126
1.02	Non-Current Assets		8,076,318	7,819,417	8,876,582	8,860,236
1.02.01	Long-term Receivables		871,902	870,541	1,835,984	1,805,537
1.02.01.01	Sundry Receivables		102,004	107,122	1,835,984	1,805,537
1.02.01.01.01	Customers and distributors	5	-	-	131,686	104,068
1.02.01.01.02	Services to third parties		-	-	7,036	-
1.02.01.01.03	CRC transferred to State Government	9	-	-	1,156,847	1,159,858
1.02.01.01.04	Taxes and social contribution	10	67,331	59,188	375,107	360,917
1.02.01.01.05	Account for Compensation of Portion A	11	-	-	6,969	10,182
1.02.01.01.06	Collaterals and escrow deposits	12	-	-	21,625	23,621
1.02.01.01.07	Judicial deposits	14	34,673	47,934	126,516	135,151
1.02.01.01.08	Other receivables	13	-	-	10,198	11,740
1.02.01.02	Receivables from Related Parties	15	769,898	763,419	-	-
1.02.01.02.01	From subsidiaries		769,898	763,419	-	-
1.02.02	Permanent Assets		7,204,416	6,948,876	7,040,598	7,054,699
1.02.02.01	Investments	16	7,204,416	6,948,876	304,303	308,056
1.02.02.01.01	Equity in investees		-	-	214,607	214,426
1.02.02.01.02	Equity in investees - goodwill		-	-	4,195	5,397
1.02.02.01.03	Equity in subsidiaries		7,199,754	6,944,214	-	-
1.02.02.01.04	Equity in subsidiaries - goodwill		-	-	74,464	75,240
1.02.02.01.05	Other		4,662	4,662	11,037	12,993
1.02.02.02	Property, Plant, and Equipment	17	-	-	6,684,889	6,686,920
1.02.02.03	Intangible Assets	18	-	-	38,525	41,532
1.02.02.04	Deferred Assets		-	-	12,881	18,191

The accompanying notes are an integral part of these financial statements.

Balance Sheet – Liabilities

As of June 30, 2007 and March 31, 2007
(In thousands of reais)

		N.	Parent Company		Consolidated

CODE	DESCRIPTION	no.	30/06/2007	31/03/2007	30/06/2007	31/03/2007

2	Total Liabilities		8,306,357	8,632,280	11,587,360	11,501,218
2.01	Current Liabilities		311,978	481,014	1,750,257	1,777,451
2.01.01	Loans and financing	19	19,576	14,869	92,780	85,497
2.01.02	Debentures	20	173,119	145,564	179,751	151,970
2.01.03	Suppliers	21	789	558	391,519	363,066
2.01.04	Taxes, fees, and contributions	10	37,765	51,270	253,317	273,962
2.01.05	Dividends payable		80,580	268,596	83,562	277,421
2.01.06	Accrued payroll costs	22	114	122	99,096	130,583
2.01.08	Other		35	35	650,232	494,952
2.01.08.01	Post-employment benefits	23	9	10	93,328	78,310
2.01.08.02	Account for Compensation of Portion A	11	-	-	242,213	144,988
2.01.08.03	Customer charges due	24	-	-	35,748	34,309
2.01.08.04	R & D and Energy Efficiency	25	-	-	176,001	165,195
2.01.08.05	Other accounts payable	26	26	25	102,942	72,150
2.02	Non-Current Liabilities		1,093,507	1,492,034	2,716,541	2,853,945
2.02.01	Long-Term Liabilities		1,093,507	1,492,034	2,716,541	2,853,945
2.02.01.01	Loans and financing	19	340,093	348,985	819,294	839,852
2.02.01.02	Debentures	20	733,360	733,360	999,009	998,763
2.02.01.03	Provision for Contingencies	27	20,054	31,842	203,410	216,931
2.02.01.04	Payables to related parties		-	377,847	-	-
2.02.01.06	Other		-	-	694,828	798,399
2.02.01.06.01	Suppliers	21	-	-	181,605	176,518
2.02.01.06.02	Taxes and social contributions	10	-	-	20,467	21,229
2.02.01.06.03	Post-employment benefits	23	-	-	449,710	553,102
2.02.01.06.04	Account for Compensation of Portion A	11	-	-	10,726	38,589
2.02.01.06.05	Other payables	26	-	-	32,320	8,961
2.03	Minority Interest		-	-	219,690	210,590
2.04	Shareholders' Equity		6,900,872	6,659,232	6,900,872	6,659,232
2.04.01	Paid-In Share Capital	28	4,460,000	3,875,000	4,460,000	3,875,000
2.04.02	Capital Reserves		817,293	817,293	817,293	817,293
2.04.04	Income Reserves		1,098,977	1,683,977	1,098,977	1,683,977
2.04.04.01	Legal reserves		268,323	268,323	268,323	268,323
2.04.04.02	Retained earnings		830,654	1,415,654	830,654	1,415,654
2.04.05	Accrued Earnings/Losses		524,602	282,962	524,602	282,962

The accompanying notes are an integral part of these financial statements.

Statement of Income

For the six-month periods ended on June 30, 2007 and 2006
(In thousands of reais)

		N.	Parent Company		Consolidated

CODE	DESCRIPTION	no.	30/06/2007	30/06/2006	30/06/2007	30/06/2006

3	Statement of Income
3.01	Gross Revenues from Sales and Services	29	-	-	3,846,305	3,641,372
3.01.01	Power sales to final customers		-	-	2,839,971	2,764,752
3.01.02	Power sales to distributors		-	-	687,119	570,816
3.01.03	Use of the power grid		-	-	137,346	143,306
3.01.04	Telecommunications revenues		-	-	29,830	26,690
3.01.05	Distribution of piped gas		-	-	119,173	105,799
3.01.06	Other operating revenues		-	-	32,866	30,009
3.02	Deductions from Gross Revenues	30	-	-	(1,272,141)	(1,256,208)
3.03	Net Revenues from Sales and Services		-	-	2,574,164	2,385,164
3.04	Cost of Sales and Services	31	-	-	(1,519,203)	(1,212,727)
3.04.01	Power purchased for resale		-	-	(657,696)	(687,166)
3.04.02	Charges for the use of the power grid		-	-	(302,987)	(280,561)
3.04.03	Payroll		-	-	(193,815)	(193,834)
3.04.04	Pension and healthcare plans		-	-	10,100	(20,687)
3.04.05	Materials and supplies		-	-	(23,860)	(27,480)
3.04.06	Raw materials and supplies for power generation		-	-	(6,400)	288,693
3.04.07	Natural gas and supplies for the gas business		-	-	(66,418)	(51,289)
3.04.08	Third-party services		-	-	(70,056)	(66,757)
3.04.09	Depreciation and amortization		-	-	(198,887)	(165,870)
3.04.10	Expense recovery		-	-	18,825	17,857
3.04.11	Other costs		-	-	(28,009)	(25,633)
3.05	Result of Operations		-	-	1,054,961	1,172,437
3.06	Operating Expenses/Revenues		502,763	751,201	(213,387)	39,777
3.06.01	From Sales	31	-	(5,408)	7,925	(50,947)
3.06.02	General and administrative expenses/revenues	31	(6,956)	(9,090)	(137,698)	(154,731)
3.06.03	Financial Expenses/Revenues	40	(44,368)	(33,313)	(24,142)	326,850
3.06.03.01	Financial revenues		45,019	26,589	160,450	529,731
3.06.03.02	Financial expenses		(89,387)	(59,902)	(184,592)	(202,881)
3.06.05	Other Operating Expenses		(12,725)	-	(65,099)	(80,117)
3.06.06	Result of equity in subsidiaries and investees	41	566,812	799,012	5,627	(1,278)
3.06.06.01	Equity in subsidiaries and investees		566,633	798,862	5,448	(1,428)
3.06.06.02	Interests in other companies		179	150	179	150
3.07	Operating Income (Losses)		502,763	751,201	841,574	1,212,214
3.08	Non-Operating Income (Losses)		116	374	(34,467)	(44,886)
3.08.01	Revenues		116	374	244	3,206
3.08.02	Expenses		-	-	(34,711)	(48,092)
3.09	Income(Losses) before taxes/Eq. Investments		502,879	751,575	807,107	1,167,328
3.10	Provision for Income Tax and Social Cont.	43	-	(9,594)	(326,140)	(424,381)
3.10.01	Income tax		-	(7,051)	(240,443)	(311,719)
3.10.02	Social contribution		-	(2,543)	(85,697)	(112,662)
3.11	Deferred Income Tax	43	21,723	(1,580)	54,777	4,495
3.11.01	Income tax		15,973	(1,162)	41,088	3,305
3.11.02	Social contribution		5,750	(418)	13,689	1,190
3.14	Minority Interest		-	-	(11,142)	(7,041)
3.15	Net Income (Losses) for the Period		524,602	740,401	524,602	740,401
	Net Income per Lot of One Thousand Shares		1.9170	2.7056	1.9170	2.7056

The accompanying notes are an integral part of these financial statements.

Statement of Income – Second Quarter Variations

For the quarters ended on June 30, 2007 and 2006
(In thousands of reais)

			Consolidated

		01/04/2007	01/01/2007	01/04/2006	01/01/2006
CODE	DESCRIPTION	to 30/06/2007	to 30/06/2007	to 30/06/2006	to 30/06/2006

3	Statement of Income
3.01	Gross Revenues from Sales and Services	1,978,479	3,846,305	1,825,747	3,641,372
3.01.01	Power sales to final customers	1,442,680	2,839,971	1,377,140	2,764,752
3.01.02	Power sales to distributors	387,226	687,119	289,094	570,816
3.01.03	Use of the power grid	55,591	137,346	74,082	143,306
3.01.04	Telecommunications revenues	14,724	29,830	12,817	26,690
3.01.05	Distribution of piped gas	61,584	119,173	55,847	105,799
3.01.06	Other operating revenues	16,674	32,866	16,767	30,009
3.02	Deductions from Gross Revenues	(650,720)	(1,272,141)	(611,537)	(1,256,208)
3.03	Net Revenues from Sales and Services	1,327,759	2,574,164	1,214,210	2,385,164
3.04	Cost of Sales and Services	(818,872)	(1,519,203)	(437,864)	(1,212,727)
3.04.01	Power purchased for resale	(377,817)	(657,696)	(327,611)	(687,166)
3.04.02	Charges for the use of the power grid	(172,311)	(302,987)	(122,501)	(280,561)
3.04.03	Payroll	(97,424)	(193,815)	(100,306)	(193,834)
3.04.04	Pension and healthcare plans	24,847	10,100	(11,656)	(20,687)
3.04.05	Materials and supplies	(12,706)	(23,860)	(13,600)	(27,480)
3.04.06	Raw materials and supplies for power generation	(3,142)	(6,400)	294,839	288,693
3.04.07	Natural gas and supplies for the gas business	(38,910)	(66,418)	(27,608)	(51,289)
3.04.08	Third-party services	(37,949)	(70,056)	(35,800)	(66,757)
3.04.09	Depreciation and amortization	(99,996)	(198,887)	(85,293)	(165,870)
3.04.10	Expense recovery	10,748	18,825	7,583	17,857
3.04.11	Other costs	(14,212)	(28,009)	(15,911)	(25,633)
3.05	Result of Operations	508,887	1,054,961	776,346	1,172,437
3.06	Operating Expenses/Revenues	(105,891)	(213,387)	162,677	39,777
3.06.01	From Sales	(17,880)	7,925	(44,414)	(50,947)
3.06.02	General and administrative expenses/revenues	(66,529)	(137,698)	(76,111)	(154,731)
3.06.03	Financial Expenses/Revenues	7,843	(24,142)	349,100	326,850
3.06.03.01	Financial revenues	73,714	160,450	414,423	529,731
3.06.03.02	Financial expenses	(65,871)	(184,592)	(65,323)	(202,881)
3.06.05	Other Operating Expenses	(30,782)	(65,099)	(62,690)	(80,117)
3.06.06	Result of equity in subsidiaries and investees	1,457	5,627	(3,208)	(1,278)
3.06.06.01	Equity in subsidiaries and investees	1,287	5,448	(3,355)	(1,428)
3.06.06.02	Interests in other companies	170	179	147	150
3.07	Operating Income (Losses)	402,996	841,574	939,023	1,212,214
3.08	Non-Operating Income (Losses)	(31,937)	(34,467)	(41,234)	(44,886)
3.08.01	Revenues	120	244	1,489	3,206
3.08.02	Expenses	(32,057)	(34,711)	(42,723)	(48,092)
3.09	Income(Losses) before taxes/Eq. Investments	371,059	807,107	897,789	1,167,328
3.10	Provision for Income Tax and Social Cont.	(163,810)	(326,140)	(319,042)	(424,381)
3.10.01	Income tax	(121,137)	(240,443)	(234,367)	(311,719)
3.10.02	Social contribution	(42,673)	(85,697)	(84,675)	(112,662)
3.11	Deferred Income Tax	43,490	54,777	(5,859)	4,495
3.11.01	Income tax	32,789	41,088	(4,308)	3,305
3.11.02	Social contribution	10,701	13,689	(1,551)	1,190
3.14	Minority Interest	(9,099)	(11,142)	(3,141)	(7,041)
3.15	Net Income (Losses) for the Period	241,640	524,602	569,747	740,401

	Net Income per Lot of One Thousand Shares		1.9170		2.7056

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholders’ Equity

     For the year ended on December 31, 2006 and
for the six-month periods ended on June 30, 2007 and 2006
(In thousands of reais)

	Share	Capital	Legal	Income	Retained
	capital	reserves	reserve	reserve	earnings	Total

Balance as of December 31, 2005	3,480,000	817,293	209,821	980,069	-	5,487,183

Adjustment from previous periods	-	-	-	-	(37,010)	(37,010)
Share capital increase	395,000	-	-	(395,000)	-	-

Net income	-	-	-	-	740,401	740,401

Balance as of June 30, 2006	3,875,000	817,293	209,821	585,069	703,391	6,190,574

Adjustment from previous periods	-	-	-	-	(35,632)	(35,632)
Net income	-	-	-	-	502,279	502,279
Allocation proposed at the GSM:
Legal reserve	-	-	58,502	-	(58,502)	-
Interest on capital	-	-	-	-	(123,000)	(123,000)
Dividends	-	-	-	-	(157,951)	(157,951)
Investment reserve	-	-	-	830,585	(830,585)	-

Balance as of December 31, 2006	3,875,000	817,293	268,323	1,415,654	-	6,376,270

Share capital increase	585,000	-	-	(585,000)	-	-
Net income	-	-	-	-	524,602	524,602

Balance as of June 30, 2007	4,460,000	817,293	268,323	830,654	524,602	6,900,872

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the six-month periods ended on June 30, 2007 and 2006
(In thousands of reais)

SOURCE OF FUNDS	Parent Company		Consolidated

	2007	2006	2007	2006

From operations
Net income	524,602	740,401	524,602	740,401

Expenses (revenues) not affecting net working capital:
Depreciation and amortization	-	-	209,839	175,694
Long-term monetary variations, net	(12,311)	9,616	24,714	(1,846)
Equity in results of subsidiaries and investees	(566,633)	(798,862)	(9,402)	(1,165)
Deferred income tax and social contribution	(6,231)	1,198	11,334	44,941
Network charges adjustment share, net	-	-	12,211	-
Variations in Account for Compensation of Portion A, net	-	-	11,346	(7,400)
Contract renegotiation - Cien	-	-	(62,862)	-
Provisions for long-term liabilities	12,725	-	15,325	107,073
Write-off of regulatory asset - PIS/Pasep and Cofins	-	-	-	25,865
Write-off of investments	-	-	2,242	-
Write-off of property, plant, and equipment, net	-	-	37,365	8,243
Write-off of intangible and deferred assets, net	-	-	31	28
Write-off of judicial deposits and other non-current assets	518	-	24,181	1,670
Amortization of goodwill on investments	-	-	3,954	2,593
Minority interest	-	-	11,142	7,041
	(571,932)	(788,048)	291,420	362,737

Dividends from investees and subsidiaries	-	80,000	5,571	1,275

Sources from (application in) operations	(47,330)	32,353	821,593	1,104,413

From third-parties
Loans and financing	260,000	-	260,000	-
Suppliers - renegotiation with Petrobras (reclas. from current liabilities)	-	-	-	150,000
Subsidiaries and investees	-	498,148	-	-
Customer contributions	-	-	16,093	15,905
Other non-current liabilities	-	-	2,642	47,499
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	20,132	8,672
Receivables from services	-	-	525	-
CRC transferred to State Government	-	-	18,644	16,756
Taxes and social contributions	-	-	1,428	8,632
Account for compensation of Portion A	-	-	19,735	17,417
Regulatory asset - PIS/Pasep and Cofins	-	-	-	6,815
Subsidiaries and investees	-	175	-	175
Other receivables	-	-	1,227	3,213
	260,000	498,323	340,426	275,084

From the reduction of net working capital	330,562	651,778	-	278,236

TOTAL SOURCES	543,232	1,182,454	1,162,019	1,657,733

(next page)

Statement of Changes in Financial Position

For the six-month periods ended on June 30, 2007 and 2006
(In thousands of reais)

(continued)

USE OF FUNDS	Parent Company		Consolidated

	2007	2006	2007	2006

On property, plant, and equipment	-	-	221,512	290,638

On intangible assets	-	-	1,063	3,973

On long-term receivables
Customers and distributors	-	-	52,737	5,337
Receivables from services	-	-	7,323	-
Taxes and social contributions	-	-	8,958	2,186
Judicial deposits	4,210	-	30,069	7,773
Regulatory asset - PIS/Pasep and Cofins	-	-	-	9,432
Subsidiaries and investees	15,291	4,131	-	-
Other receivables	-	-	-	8,413
	19,501	4,131	99,087	33,141

On investments	6,160	474,000	700	433,391

On deferred assets/liabilities	-	-	284	100

Transfer from long-term to current liabilities:
Loans and financing	3,698	3,798	38,999	44,743
Debentures	133,320	700,525	141,832	716,316
Investees and subsidiaries (loan to COPEL Generation)	380,553	-	-	-
Suppliers	-	-	-	51,714
Post-employment benefits	-	-	45,824	59,347
Account for compensation of Portion A	-	-	69,080	24,145
Judicial contingencies	-	-	15,380	225
	517,571	704,323	311,115	896,490

On the increase of net working capital	-	-	528,258	-

TOTAL USES	543,232	1,182,454	1,162,019	1,657,733

Statement of variations in net working capital

Current assets at the beginning of the period (*)	1,417,284	292,883	3,013,633	2,489,309
Current liabilities at the beginning of the period (*)	1,168,661	273,870	2,581,370	2,314,417
Net working capital at the beginning of the period	248,623	19,013	432,263	174,892

Current assets at the end of the period	230,039	171,977	2,710,778	2,048,991
Current liabilities at the end of the period	311,978	804,742	1,750,257	2,152,335
Net working capital at the end of the period	(81,939)	(632,765)	960,521	(103,344)

Increase (decrease) in net working capital	(330,562)	(651,778)	528,258	(278,236)

(*) After adjustment from previous years - to the 2006 consolidated column

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the six-month periods ended on June 30, 2007 and 2006
(In thousands of reais)

	Parent Company		Consolidated

	2007	2006	2007	2006

CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	524,602	740,401	524,602	740,401

Expenses (revenues) not affecting cash:
Provision (reversal) for doubtful accounts	-	-	(15,498)	43,200
Depreciation and amortization	-	-	209,839	175,694
Long-term monetary variations, net	(12,311)	9,616	24,714	(1,846)
Equity in the results of subsidiaries and investees	(566,633)	(798,862)	(9,402)	(1,165)
Deferred income tax and social contribution	(6,231)	1,198	11,334	44,941
Network charges adjustment share, net	-	-	12,211	-
Variations in Account for Compensation of Portion A, net	-	-	11,346	(7,400)
Contract renegotiation - Cien	-	-	(62,862)	-
Provisions for long-term liabilities	12,725	-	15,325	107,073
Write-off of regulatory asset - PIS/Pasep and Cofins	-	-	-	25,865
Write-off of investments	-	-	2,242	-
Write-off of property, plant, and equipment, net	-	-	37,365	8,243
Write-off of intangible and deferred assets, net	-	-	31	28
Write-off of judicial deposits and other non-current assets	518	-	24,181	1,670
Amortization of goodwill on investments	-	-	3,954	2,593
Minority interest	-	-	11,142	7,041
	(571,932)	(788,048)	275,922	405,937
Changes in current assets
Customers and distributors	-	-	(45,330)	(41,050)
Services to third-parties, net	-	-	4,497	(2,327)
Construction in progress	-	1,060	(22,850)	(2,584)
CRC transferred to State Government	-	-	17,226	15,502
Taxes and social contribution	(8,556)	26,241	46,026	9,946
Account for compensation of Portion A	-	-	25,511	6,177
Regulatory asset - PIS/Pasep and Cofins	-	-	3,408	37,589
Collaterals and escrow deposits	(37,668)	-	(44,539)	14,468
Inventories	-	-	558	(2,215)
Other	-	4,522	584	(27,341)
	(46,224)	31,823	(14,909)	8,165
Changes in current liabilities
Suppliers	223	154	(700)	(620,100)
Taxes and social contribution	(29,954)	(21,761)	(57,768)	(72,231)
Payroll and labor provisions	22	15	(35,122)	(14,496)
Post-employment benefits	(6)	8	(86,131)	(63,829)
Account for compensation of Portion A	-	-	62,635	27,080
Customers charges due	-	-	(15,957)	17,156
R & D and Energy Efficiency	-	-	1,685	18,638
Other	-	(36,460)	19,796	(13,133)
	(29,715)	(58,044)	(111,562)	(720,915)
Changes in long-term receivables
Customers and distributors	-	-	(52,737)	(5,337)
Receivables from services	-	-	(7,323)	-
Taxes and social contribution	-	-	(8,958)	(2,186)
Judicial deposits	(4,210)	-	(30,069)	(7,773)
Regulatory asset - PIS/Pasep and Cofins	-	-	-	(9,432)
Subsidiaries and investees	(15,291)	(4,131)	-	-
Other	-	-	-	(8,413)

	(19,501)	(4,131)	(99,087)	(33,141)

(next page)

Statement of Cash Flows

For the six-month periods ended on June 30, 2007 and 2006
(In thousands of reais)

(continued)

	Parent Company		Consolidated

	2007	2006	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES

Increase in long-term liabilities
Subsidiaries and investees	-	498,148	-	-
Other non-current liabilities	-	-	2,642	47,499
	-	498,148	2,642	47,499

Total used (provided) by operating activities	(142,770)	420,149	577,608	447,946

CASH FLOW FROM INVESTING ACTIVITIES
Additions to other companies:
COPEL Transmission	-	(17,000)	-	-
COPEL Telecommunications	(6,160)	-	-	-
COPEL Corporate Partnerships	-	(457,000)	-	-
UEG Araucária Ltda - net effect of consolidation on June 30, 2006	-	-	-	(433,450)
Other investments	-	-	(700)	59
Dividends and interest on capital receivable	379,707	155,471	5,945	3,504
Additions to property, plant, and equipment:
In generation	-	-	(6,572)	(3,560)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	-	-	(41)	(53,171)
In generation (UEG Araucária Ltda)	-	-	(60)	-
In transmission	-	-	(37,399)	(72,301)
In distribution	-	-	(163,252)	(142,425)
In telecommunications	-	-	(10,791)	(12,669)
In piped gas (Companhia Paranaense de Gás - Compagás)	-	-	(3,397)	(6,507)
In general facilities	-	-	-	(5)
Customer contributions	-	-	16,093	15,905
Additions to intangible assets	-	-	(1,063)	(3,973)
Additions to deferred assets	-	-	(284)	(100)

Total used (provided) by investing activities	373,547	(318,529)	(201,521)	(708,693)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	266,635	(5,762)	223,629	(54,128)
Debentures	(782,605)	(36,358)	(800,436)	(59,491)
Dividends and interest on capital payable	(188,016)	(73,287)	(193,859)	(74,038)

Total used (provided) by financing activities	(703,986)	(115,407)	(770,666)	(187,657)

INCREASE (DECREASE) IN CASH	(473,209)	(13,787)	(394,579)	(448,404)

Cash at the beginning of the period	584,702	15,583	1,504,004	1,131,766
Cash at the end of the period	111,493	1,796	1,109,425	683,362

Variation in cash	(473,209)	(13,787)	(394,579)	(448,404)

The accompanying notes are an integral part of these financial statements.

Statement of Added Value

For the six-month periods ended on June 30, 2007 and 2006
(In thousands of reais)

		Consolidated

	2007	2006

Revenues
Sales of power, services, and other revenues	3,846,305	3,641,372
Provision for (reversal of) doubtful accounts	15,044	(43,200)
Non-operating income (losses)	(34,467)	(44,886)
Total	3,826,882	3,553,286

( - ) Supplies acquired from third-parties
Power purchased for resale	657,696	687,166
Charges for the use of the power grid	302,987	280,561
Materials, supplies, and services from third-parties	146,051	(152,430)
Natural gas and supplies for the gas business	66,418	51,289
Emergency capacity charges and PROINFA	137	938
Other	77,204	98,872
Total	1,250,493	966,396

( = ) GROSS ADDED VALUE	2,576,389	2,586,890

( - ) Depreciation and amortization	209,839	175,694

( = ) NET ADDED VALUE	2,366,550	2,411,196

( + ) Transferred Added Value
Financial revenues and negative financial expenses	160,558	529,731
Equity in the results of subsidiaries and investees	5,627	(1,278)
Total	166,185	528,453

ADDED VALUE TO DISTRIBUTE	2,532,735	2,939,649

(next page)

Statement of Added Value

For the six-month periods ended on June 30, 2007 and 2006
(In thousands of reais)

(continued)

			Consolidated

	2007	%	2006	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	199,492		197,520
Pension and healthcare plans	(11,178)		35,294
Meal assistance and education allowance	22,423		20,975
Social charges - FGTS	15,819		16,902
Labor indemnifications and severance pay	7,826		3,020
Transfer to construction in progress	(24,003)		(22,669)
Total	210,379	8.3	251,042	8.5

Government
ICMS (VAT)	740,100		709,428
Income tax and social contribution	271,363		419,886
Cofins tax	209,179		243,821
Social charges - INSS	52,920		54,005
Pasep tax	45,430		54,325
CPMF and IOF taxes	30,192		22,020
ISSQN	757		866
Other taxes	276,538		246,830
Total	1,626,479	64.1	1,751,181	59.6

Financing agents
Interest and penalties	154,508		180,861
Rents	5,625		9,123
Total	160,133	6.3	189,984	6.5

Shareholders
Retained earnings	524,602		740,401
Minority interest	11,142		7,041
Total	535,744	21.2	747,442	25.4

	2,532,735		2,939,649

Value added (average) by employee	310		375
Shareholders' equity contribution rate - %	36.7		47.5
Wealth generation rate - %	21.9		26.6
Wealth retention rate - %	21.2		25.4

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2007

(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL takes part, together with private companies, in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

COPEL’s wholly-owned subsidiaries are: COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships.

The subsidiaries controlled by COPEL Corporate Partnerships are: Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Empreendimentos Ltda., and UEG Araucária Ltda.

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year ending on December 31, 2007, which may be extended for one additional year, pursuant to ANEEL Authorization Resolution no. 966, dated June 26, 2007 and effective as of July 2007.

2 Presentation of the Quarterly Information

The quarterly information featured in this report is in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, set forth by the Institute of Independent Auditors of Brazil (Ibracon) and by the Federal Accounting Council (CFC), with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

The main accounting practices adopted in the preparation of this quarterly information are consistent with those adopted in the financial statements as of December 31, 2006, except for the changes introduced by ANEEL Ruling no. 3,073, dated December 28, 2006. The main changes resulting from the application of this ruling are the following:

a) Reclassification of the expenses under Fuel Consumption Account (CCC) and Energy Development Account (CDE) from Operating Expenses to Customer Charges – Deductions from Gross Revenues;

b) Reclassification of the expenses under Energy Efficiency (EEP) and Research & Development (R&D) programs from Operating Expenses to Customer Charges – Deductions from Gross Revenues;

c) Establishment of the write-off of Special Obligations in connection with assets acquired with funds from financial contributions and donations allocated to investments in the concession, effective as of January 1, 2007.

For purposes of comparison, the reclassifications in the consolidated balance sheet as of March 31, 2007 are shown below:

.

From	To	R$

Current assets
Cash in hand	Collaterals and escrow deposits	36,187

Long-term liabilities
Minority interest	Loans and financing	65,116
.

The reclassifications in the statement of income as of June 30, 2006 are shown below:

From	To	R$

Operating costs and expenses (a)	Deductions from gross revenues (a)
Fuel Consumption Account - CCC	Fuel Consumption Account - CCC	115,891
Energy Development Account - CDE	Energy Development Account - CDE	75,410
Research and development and	Research and development and
energy efficiency - R&D and EEP	energy efficiency - R&D and EEP	28,956

Operating costs and expenses	Financial expenses
Pension and healthcare plans (b)	Debt charges and monetary variations (b)	25,694
Research and development and	Research and development and
. energy efficiency - R&D and EEP	energy efficiency - R&D and EEP	41

a) ANEEL Ruling no. 3,073, dated December 28, 2006.

b) Interest and monetary variation on the financing agreement in connection with Pension Plan III.

The subsidiaries observe the same accounting practices adopted by COPEL.

3 Consolidated Quarterly Information

The consolidated quarterly information in this report is presented herein in compliance with CVM Instruction no. 247/1996 and subsequent amendments and comprise the parent company, the wholly-owned subsidiaries (COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships), as well as indirectly controlled investees (Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Enterprises, and UEG Araucária Ltda.).

The balance sheets and statements of income as of June 30, 2007 of the wholly-owned subsidiaries are featured in Notes 46 and 47, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

4 Cash in Hand

.

	Parent Company		Consolidated

	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Cash and banks	63	428	64,506	49,778
Financial investments
Federal banks	111,430	122,139	1,042,224	989,840
Private banks	-	62	2,695	23,719
	111,430	122,201	1,044,919	1,013,559

	111,493	122,629	1,109,425	1,063,337

Most of the financial investments of the Company and of its subsidiaries have been made in official financial institutions, comprising mostly fixed income securities (federal bonds), bearing an average yield of 100% the Interbank Deposit Certificate rate.

5 Consumers and Distributors

	Not yet	Overdue for	Overdue for		Consolidated
	due	up to 90 days	over 90 days		Total

				30.06.2007	31.03.2007
Consumers
Residential	89,754	66,869	7,087	163,710	158,130
Industrial	98,010	19,049	42,058	159,117	149,296
Commercial	57,359	20,718	8,391	86,468	88,970
Rural	11,344	4,984	340	16,668	18,679
Public agencies	14,520	6,797	16,147	37,464	55,016
Public lighting	14,877	260	406	15,543	12,852
Public services	11,299	20,322	628	32,249	11,593
Unbilled	138,488	-	-	138,488	136,179
Energy installment plan	56,962	5,627	13,876	76,465	76,723
Energy installment plan - long-term	73,581	-	-	73,581	75,793
Energy installment plan - present value
adjustments - long-term	(21,841)	-	-	(21,841)	-
Low income customer rates	66,193	-	-	66,193	48,886
Penalties on overdue bills	2,290	5,221	3,346	10,857	11,991
State Government-"Luz Fraterna" Program	4,997	5,166	7,378	17,541	64,985
State Government - renegotiated bills	30,070	-	-	30,070	-
State Government - renegotiated bills - LT	48,861	-	-	48,861	-
Rental of equipment and facilities	564	100	376	1,040	4,090
Red. of rate for use of distribution system	2,380	-	-	2,380	2,875
Red. of rate for use of dist. system - LT	766	-	-	766	958
Red. of rate for irrigation and aquaculture	-	-	-	-	333
Red. of rate for irrig. and aquaculture - LT	-	-	-	-	111
Gas supply	16,018	286	690	16,994	17,691
Other receivables	12,355	2,286	1,697	16,338	17,313
Other receivables - long-term	47	-	-	47	97
	728,894	157,685	102,420	988,999	952,561
Distributors
Bulk supply
Bulk supply - CCEE (Note 42)	22,640	-	105	22,745	820
Power auction	74,339	-	-	74,339	78,939
Bilateral agreements	81,009	417	-	81,426	49,858
Reimbursement to generators - current	13,045	-	-	13,045	7,843
Reimbursement to generators - long-term	19,124	-	-	19,124	27,109
Contracts with small utilities	6,412	-	-	6,412	5,432
Short-term bulk supply	-	-	126	126	130
	216,569	417	231	217,217	170,131
Transmission system
Power grid	8,959	45	6,652	15,656	17,827
Basic Network	28,821	369	182	29,372	17,858
Basic Network - long-term	11,148	-	-	11,148	-
Connection grid	23	-	-	23	19
	48,951	414	6,834	56,199	35,704

	994,414	158,516	109,485	1,262,415	1,158,396

Current total	862,728	158,516	109,485	1,130,729	1,054,328
Long-Term Total	131,686	-	-	131,686	104,068

6 Provision for Doubtful Accounts

After careful review of overdue receivables, COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Additions /
	Consolidated	(reversals)	Write-offs	Consolidated

	31.12.2006			30.06.2007
Consumers and distributors
Residential	15,083	(3,181)	(1)	11,901
Industrial	39,720	5,088	-	44,808
Commercial	6,600	4,196	-	10,796
Rural	-	67	-	67
Public agencies	37,722	(27,752)	-	9,970
Public lighting	117	(6)	-	111
Public services	7	16	-	23
Bulk sales to distributors	12,012	6,353		18,365
Gas supply	465	187	-	652

	111,726	(15,032)	(1)	96,693

7 Services Provided to Third Parties, Net

	Not yet	Overdue for	Overdue for	Consolidated
	due	up to 90 days	over 90 days		Total

				30.06.2007	31.03.2007
Telecommunications services	4,962	2,737	1,631	9,330	14,497
Services rendered to third parties	445	5	996	1,446	1,417
Provision for doubtful accounts	-	-	(1,256)	(1,256)	(1,315)

	5,407	2,742	1,371	9,520	14,599

8 Dividends Receivable

.

		Parent Company		Consolidated

	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Dividends receivable
Investees and subsidiaries
COPEL Generation	-	390,331	-	-
COPEL Corporate Partnerships	-	2,893	-	-
Dominó Holdings S.A.	-	-	1,623	1,975
	-	393,224	1,623	1,975
Interest on capital
COPEL Generation	-	57,507	-	-
COPEL Transmission	-	60,014	-	-
COPEL Distribution	-	52,913	-	-
	-	170,434	-	-
Total dividends receivable from
investees and subsidiaries (Note 15)	-	563,658	1,623	1,975
Other interests
Eletrosul	22	22	22	22
	22	22	22	22

	22	563,680	1,645	1,997

9 CRC Transferred to the Government of the State of Paraná

Under an agreement dated August 4, 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On October 1, 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on October 30, 1997 and the last one due on March 30, 2025. The restatement and interest provisions of the original agreement remained unchanged.

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404 (original amount), to be paid in 244 installments under the Price amortization system, the first one due on January 30, 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. The remaining provisions of the original agreement remained unchanged.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

The table below features the changes in the CRC transferred to the Government of the State of Paraná:

	Current	Long-Term	Consolidated
Balances	Assets	Receivables	Total

As of December 31, 2005	31,803	1,150,464	1,182,267
Interest and fees - Note 40	37,955	-	37,955
Monetary variation - Note 40	143	14,573	14,716
Transfers	16,756	(16,756)	-
Amortization	(53,600)	-	(53,600)
As of June 30, 2006	33,057	1,148,281	1,181,338
Interest and fees	37,442	-	37,442
Monetary variation	622	28,301	28,923
Transfers	17,684	(17,684)	-
Amortization	(53,600)	-	(53,600)
As of December 31, 2006	35,205	1,158,898	1,194,103
Interest and fees - Note 40	38,314	-	38,314
Monetary variation - Note 40	93	16,593	16,686
Transfers	18,644	(18,644)	-
Amortization	(55,633)	-	(55,633)
As of June 30, 2007	36,623	1,156,847	1,193,470

10 Taxes and Social Contribution

		Parent Company		Consolidated

	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Current assets
IRPJ/CSLL paid in advance (a)	58,974	67,567	4,332	103,245
Deferred IRPJ/CSLL (b)	21,880	22,792	165,018	128,982
ICMS (VAT) paid in advance	-	-	19,754	17,748
Other taxes paid in advance	-	-	1,382	1,211
	80,854	90,359	190,486	251,186
Long-term receivables
IRPJ/CSLL paid in advance (a)	4,524	4,525	4,524	4,525
Deferred IRPJ/CSLL (b)	62,807	54,663	322,157	316,172
ICMS (VAT) paid in advance	-	-	36,312	28,358
ICMS preliminary injunction for judicial deposit	-	-	12,017	11,779
PIS/Pasep and Cofins due	-	-	20,361	20,361
Provision for losses in the realization of taxes	-	-	(20,361)	(20,361)
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	97	83
	67,331	59,188	375,107	360,917
Current liabilities
Deferred IRPJ/CSLL (b)	-	-	28,264	25,374
Income tax withheld	26	721	1,556	2,424
ICMS (VAT) due	-	-	122,471	119,675
PIS/Pasep and Cofins due	-	14,441	61,205	88,298
REFIS Installments (c)	35,068	35,068	35,068	35,068
Other taxes	2,671	1,040	4,753	3,123
	37,765	51,270	253,317	273,962
Long-term liabilities
Deferred IRPJ/CSLL (b)	-	-	8,353	9,367
ICMS preliminary injunction for judicial deposit	-	-	12,017	11,779
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	97	83
	-	-	20,467	21,229

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

a) Income tax and social contribution paid in advance

Amounts recorded as income tax and social contribution paid in advance refer mostly to amounts withheld and collected according to estimates during the period.

b) Deferred income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit and the provision for the healthcare plan are being realized to the extent benefits are paid under each plan. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Tax credits have been recorded as follows:

		Parent Company		Consolidated

	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Current assets
Pension plan deficit - plan III	-	-	6,663	6,551
Pension and healthcare plans - CVM Ruling no. 371	-	-	3,859	3,875
Tax losses	21,880	22,792	22,858	23,872
Passive CVA	-	-	48,779	48,779
Temporary additions	-	-	82,859	45,905
	21,880	22,792	165,018	128,982
Long-term receivables
Pension plan deficit - plan III	-	-	100,145	101,843
Pension and healthcare plans - CVM Ruling no. 371	-	-	47,428	48,798
Tax losses and negative tax basis	12,423	6,035	24,156	17,769
Temporary additions:
Provisions for contingencies (labor,
tax, and judicial)	33,548	30,832	104,538	84,543
Provision for doubtful accounts	1,839	1,839	21,132	38,603
REFIS/FINAN provision	14,997	15,957	14,997	15,957
Provision for R&D and energy efficiency	-	-	1,193	7,929
Provisions for regulatory liabilities	-	-	4,372	714
Effects of network charges	-	-	4,152	-
Other	-	-	44	16
	62,807	54,663	322,157	316,172
Current liabilities
Active CVA	-	-	25,317	20,272
Surplus power	-	-	809	1,091
Temporary exclusions	-	-	2,138	4,011
	-	-	28,264	25,374
Long-term liabilities
Active CVA	-	-	1,250	2,342
Surplus power	-	-	260	363
Temporary exclusions	-	-	6,843	6,662
	-	-	8,353	9,367

	84,687	77,455	450,558	410,413

In compliance with CVM Ruling no. 371, dated June 27, 2002, the Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance and Investor Relations Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below:

		Parent Company				Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
	amount	amount	amount	amount	amount	amount

2007	6,319	4,483	1,836	27,078	32,145	38,498
2008	-	-	9,519	-	-	67,437
2009	-	-	7,456	-	-	19,954
2010	-	-	3,822	-	-	17,257
2011	-	-	-	-	-	14,448
2012	-	-	-	-	-	11,792
After 2012	-	-	62,054	-	-	281,172

	6,319	4,483	84,687	27,078	32,145	450,558

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2007, in April 2008.

c) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

The Brazilian Internal Revenue Service (SRF) included in the Company’s REFIS account, without COPEL’s agreement, income tax and social contribution claims in the amount of R$ 11,100, retroactively to the date of consolidation, March 1, 2000, thus raising total debt to R$ 93,640.

In September 2003, the Company, based on a legal opinion, set up a provision for the tax installments which hadn't been amortized until then. This provision, restated as of September 30, 2006, amounted to R$ 73,844, net, which corresponded to the restated balance of its REFIS account, taking into account amortizations and interest charges (TJLP).

On August 31, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

Meanwhile, COPEL filed a lawsuit disputing the SRF's claims, which, in the Company's understanding, where wrongly included in REFIS I. The SRF recognized the rights of COPEL, which won the lawsuit. Thus, the new installment plan includes only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid. The INSS, however, reincluded in the PAEX account the amounts of interest which had been fully settled under REFIS I, in the amount of R$ 35,000. Nevertheless, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Thus, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

11 Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as taken into account at the time of the annual rate reviews and as actually disbursed by companies during the year: Itaipu Binacional capacity rate; Itaipu Binacional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; System Service Charges (ESS); Energy Development Account (CDE) quota; costs for purchase of power; and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

Under ANEEL Resolution no. 479/2007, COPEL Distribution was granted an average increase of -1.22% on its rates for sales to final customers, effective June 24, 2007. Out of this total, 2.24% correspond to the rate review index, and -3.46% to financial adjustments outside the range of the rate review. CVA is part of the latter group, amounting to R$ 146,393, and is made up of two installments: CVA for rate year 2006-2007, in the amount of R$ 92,985 and CVA balance from the previous year to be offset, in the amount of R$ 53,408.

The balance of the Account for Compensation of Portion A is broken down below:

		Current		Long-term
Consolidated		assets		receivables

30.06.2007		31.03.2007	30.06.2007	31.03.2007
Recoverable Portion A variations, 2006 rate review
Power purchased for resale (Itaipu)	-	9,081	-	-
Transport of purchased power (Itaipu)	-	1,098	-	-
Charges for use of trans.sys. (Basic Network)	-	5,349	-	-
Energy Development Account - CDE	-	5,775	-	-
Charges for system services - ESS	-	1,871	-	-
Fuel Consumption Account - CCC	-	8,740	-	-
Incentives to Alternative Energy Sources - Proinfa	-	2,943	-	-
Power purchased for resale (CVA Energy)	-	4,030	-	-
	-	38,887	-	-
Recoverable Portion A variations, 2007 rate review
Power purchased for resale (Itaipu)	44,579	12,163	-	4,054
Transport of purchased power (Itaipu)	423	-	-	-
Energy Development Account - CDE	12,250	5,552	-	1,851
Charges for system services - ESS	14,163	7,338	-	2,446
Fuel Consumption Account - CCC	3,737	-	-	-
Incentives to Alternative Energy Sources - Proinfa	9,120	5,395	-	1,799
Power purchased for resale (CVA Energy)	-	97	-	32
	84,272	30,545	-	10,182
Recoverable Portion A variations, 2008 rate review
Power purchased for resale (Itaipu)	-	-	4,997	-
Charges for use of trans.sys. (Basic Network)	-	-	240	-
Energy Development Account - CDE	-	-	1,732	-
	-	-	6,969	-

	84,272	69,432	6,969	10,182

		Current		Long-term
Consolidated		liabilities		liabilities

30.06.2007		31.03.2007	30.06.2007	31.03.2007
Portion A variations subject to offsetting, 2006 rate review
Power purchased for resale (CVA Energy)	-	29,223	-	-
	-	29,223	-	-
Portion A variations subject to offsetting, 2007 rate review
Power purchased for resale (CVA Energy)	108,311	68,641	-	22,881
Charges for use of trans. syst. (Basic Network)	63,607	7,768	-	2,589
Fuel Consumption Account - CCC	68,292	38,283	-	12,761
Transport of purchased power (Itaipu)	2,003	1,073	-	358
	242,213	115,765	-	38,589
Portion A variations subject to offsetting, 2008 rate review
Power purchased for resale (CVA Energy)	-	-	1,411	-
Fuel Consumption Account - CCC	-	-	7,972	-
Charges for system services - ESS	-	-	1,343	-
	-	-	10,726	-

	242,213	144,988	10,726	38,589

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2006					30.06.2007
Assets
Power purchased for resale (Itaipu)	28,428	36,823	(19,230)	3,555	-	49,576
Transport of purchased power (Itaipu)	2,195	423	(2,346)	151	-	423
Charges for use of trans. syst. (Basic Network)	10,699	312	(11,009)	238	-	240
Energy Development Account - CDE	15,947	8,870	(12,180)	1,345	-	13,982
Charges for system services - ESS	10,441	6,867	(3,825)	680	-	14,163
Fuel Consumption Account - CCC	17,481	3,737	(18,810)	1,329	-	3,737
Incentives to Alternative Sources - Proinfa	9,069	5,657	(6,357)	751	-	9,120
Power purchased for resale (CVA Energy)	8,061	-	(8,061)	-	-	-
	102,321	62,689	(81,818)	8,049	-	91,241
Current	90,048	49,748	(81,818)	6,559	19,735	84,272
Non-current	12,273	12,941	-	1,490	(19,735)	6,969
.
Liabilities
Power purchased for resale (CVA Energy)	134,199	29,303	(62,769)	8,989	-	109,722
Fuel Consumption Account - CCC	18,394	54,133	-	3,737	-	76,264
Charges for use of trans. syst. (Basic Network)	9,154	48,041	-	6,412	-	63,607
Transport of purchased power (Itaipu)	804	1,141	-	58	-	2,003
Charges for system services - ESS	-	1,101	-	242	-	1,343
	162,551	133,719	(62,769)	19,438	-	252,939
Current	110,498	109,432	(62,769)	15,972	69,080	242,213
Non-current	52,053	24,287	-	3,466	(69,080)	10,726

12 Guarantees and Escrow Deposits

		Parent Company		Consolidated

	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Current assets
Escrow deposits	37,668	36,187	113,104	105,821
	37,668	36,187	113,104	105,821
Long-term receivables
Collateral under STN agreement (Note 19.b)	-	-	21,625	23,621
	-	-	21,625	23,621

Out of the escrow deposits recorded under current assets, R$ 11,565 are invested in Unibanco S.A., yielding 100% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

The Company made a deposit at Banco do Brasil, as guarantor of the purchase of natural gas from Compagas by UEG Araucária, in the amount of R$ 37,235 as of June 30, 2007, with scheduled withdrawal by the end of the next quarter.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

13 Other Receivables

	Parent Company			Consolidated

	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Current assets
Advance payments to employees	-	-	17,919	18,903
Advance payments	-	-	4,696	6,737
Advance payments to suppliers	-	-	4,486	12,442
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Recoverable salaries of transferred employees	-	-	3,826	3,783
RGR - discrepancies	-	-	2,655	3,095
Decommissioning in progress	-	-	1,871	1,834
Advance payments for judicial deposits	-	6	1,719	1,532
Fuel purchases on account of CCC	-	-	1,551	931
Provision for doubtful accounts	(4,348)	(4,348)	(9,440)	(9,466)
Other receivables	2	2	4,262	3,841
	2	8	37,893	47,980
Long-term receivables
Compulsory loans	-	-	4,037	5,483
Advance payments	-	-	3,348	3,443
Property and rights assigned for disposal	-	-	2,813	2,814
	-	-	10,198	11,740

The provision for doubtful accounts under Parent Company refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and, under Consolidated, in addition to Parent Company amounts, refers to an unrealizable amount mostly comprising wages of loaned employees.

14 Judicial Deposits

The balances of judicial deposits under long-term receivables are shown below:

		Parent Company		Consolidated

	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Labor	-	-	63,180	59,593
Civil:
Easements	-	-	9,667	9,566
Civil claims	-	-	15,085	14,828
Customer claims	-	-	2,264	1,583
	-	-	27,016	25,977
Tax:
National Social Security Institute - INSS	34,673	47,934	34,673	47,934
	34,673	47,934	34,673	47,934

Other judicial deposits	-	-	1,647	1,647

	34,673	47,934	126,516	135,151

Judicial deposits comprise funds deposited by COPEL to secure the execution of rulings in labor and civil lawsuits. Once there is a ruling in a lawsuit, execution proceedings take place. After being summoned to pay the amounts ruled by the court, COPEL makes a judicial deposit and may then dispute their calculation. After a ruling on the miscalculation claims, the court authorizes the plaintiff to withdraw from said deposit the amounts he or she is entitled to and authorizes COPEL to withdraw any remaining amounts the Company is entitled to on account of miscalculation, as the case may be.

15 Receivables from Related Parties

The Company has the following receivables from investees and subsidiaries, stated at net value:

		Parent Company		Consolidated

	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Subsidiaries:
COPEL Generation
Interest on capital receivable (Note 8)	-	57,507	-	-
Dividends receivable (Note 8)	-	390,331
	-	447,838	-	-
COPEL Transmission
Interest on capital receivable (Note 8)	-	60,014	-	-
Transferred financing (a)	18,467	20,809	-	-
	18,467	80,823	-	-
COPEL Distribution
Interest on capital receivable (Note 8)	-	52,913	-	-
Transferred financing (a)	69,932	78,682	-	-
Loan agreement (b)	681,499	663,928	-	-
	751,431	795,523	-	-
COPEL Corporate Partnerships
Dividends receivable (Note 8)	-	2,893	-	-
	-	2,893	-	-

	769,898	1,327,077	-	-
Investees:
Dividends receivable (Note 8)
Dominó Holdings S.A.	-	-	1,623	1,975
	-	-	1,623	1,975

	-	-	1,623	1,975

	769,898	1,327,077	1,623	1,975

Dividends receivable (Note 8)	-	563,658	1,623	1,975
Long-term receivables	769,898	763,419	-	-

a) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

In the quarterly financial statements, the balances of these loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries, in the amount of R$ 88,399 (R$ 99,491 as of March 31, 2007) (Note 19).

b) Loan Agreement

On February 27, 2007, ANEEL approved the loan agreement to be signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a 5-year term, bearing interest corresponding to 104% of the DI rate, and its funds have been used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribution, due and settled on March 1, 2007.

16 Investments

		Parent Company		Consolidated

	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Interests in investees (a)	-	-	214,607	214,426

Interests in investees - goodwill (b)
Sercomtel S.A. - Telecomunicações	-	-	3,682	4,739
Sercomtel Celular S.A.	-	-	513	658
	-	-	4,195	5,397
Interests in subsidiaries
COPEL Generation	2,713,444	2,616,607	-	-
COPEL Transmission	1,139,381	1,103,757	-	-
COPEL Distribution	1,948,285	1,845,979	-	-
COPEL Telecommunications	194,071	191,761	-	-
COPEL Corporate Partnerships	1,204,573	1,186,110	-	-
	7,199,754	6,944,214	-	-
Interests in subsidiaries - goodwill
Elejor - Centrais Elét. do Rio Jordão S.A. (c)	-	-	21,683	21,872
COPEL Enterprises (d)	-	-	52,781	53,368
	-	-	74,464	75,240
Other investments
Amazon Investment Fund (FINAM)	32,609	32,609	32,609	32,609
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Income-yielding assets	-	-	286	-
Real estate for future service use	-	-	4,588	6,825
Other investments	2,322	2,322	3,823	3,828
	4,662	4,662	11,037	12,993

	7,204,416	6,948,876	304,303	308,056

a) Interests in subsidiaries

	Shareholders' Equity		COPEL's		Consolidated
		of investee	stake		Investment

Interests in investees	30.06.2007	31.03.2007	(%)	30.06.2007	31.03.2007
Dominó Holdings S.A. (e)	635,467	627,753	15.00	95,320	94,163
Sercomtel S.A. - Telecomunicações	186,335	187,296	45.00	83,851	84,283
Foz do Chopim Energética Ltda. (1)	47,855	45,420	35.77	17,118	16,247
Sercomtel Celular S.A.	24,515	26,754	45.00	11,032	12,039
Dona Francisca Energética S.A.	17,240	13,143	23.03	3,971	3,027
Centrais Eólicas do Paraná Ltda. (1)	3,768	3,630	30.00	1,130	1,089
Copel Amec S/C Ltda. (1)	1,011	993	48.00	485	477
Carbocampel S.A. (1)	452	463	49.00	221	227
Advance payments for capital increase				198	198
Escoelectric Ltda. (1)	(3,617)	(3,443)	40.00	-	-
Advance payments for capital increase				1,105	2,500
Braspower International Engineering S/C Ltda. (1)	(50)	(407)	49.00	-	-
Advance payments for capital increase				176	176

				214,607	214,426

(1) Unaudited by independent auditors

b) Interests in subsidiaries - goodwill

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 3,682 and R$ 513, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 2,404 (R$ 2,114 and R$ 290) in the first half of 2007 and 2006. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

c) Elejor – Centrais Elétricas do Rio Jordão S.A.

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 21,683 as of June 30, 2007. The amortization of goodwill was economically determined by the remaining time of the concession, whose effect on the statement of income as of June 30, 2007 is R$ 377 (R$ 188 as of June 30, 2006).

d) COPEL Enterprises

On May 31, 2006, COPEL Corporate Partnerships acquired El Paso Empreendimentos e Participações Ltda., which held a 60% interest in UEG Araucária Ltda., and changed its name to COPEL Enterprises (COPEL Empreendimentos Ltda.), resulting in net final goodwill of R$ 53,954 (R$ 52,781 as of June 30, 2006), whose amortization was determined by the remaining time of the concession, which is 23 years. In the first half of 2007, the goodwill amortization expense was R$ 1,173.

e) Dominó Holdings

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of Companhia de Saneamento do Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment.

f) COPEL’s participation in the share capital of subsidiaries and investees

	Percentage of Share Capital Held

	Common	Preferred	Total	Paid-in Share Capital

Interests in investees				30.06.2007	31.03.2007
Dominó Holdings S.A.	15.00	0.00	15.00	251,929	251,929
Sercomtel S.A. - Telecomunicações	45.00	45.00	45.00	246,896	246,896
Foz do Chopim Energética Ltda. (1)	-	-	35.77	23,000	23,000
Sercomtel Celular S.A.	45.00	45.00	45.00	36,540	36,540
Dona Francisca Energética S.A.	23.03	0.00	23.03	66,600	66,600
Centrais Eólicas do Paraná Ltda. (1)	-	-	30.00	3,061	3,061
Copel Amec S/C Ltda. (1)	-	-	48.00	828	828
Carbocampel S.A. (1)	49.00	0.00	49.00	260	260
Escoelectric Ltda. (1)	-	-	40.00	8,050	8,050
Braspower International Engineering
S/C Ltda. (1)	-	-	49.00	1,650	1,650

Interests in subsidiaries
Companhia Paranaense de Gás - Compagas	51.00	51.00	51.00	60,050	60,050
Elejor - Centrais Elétricas do Rio Jordão S.A	70.00	0.00	35.12	113,800	113,800
Copel Enterprises (1)	-	-	100.00	397,983	397,983
UEG Araucária Ltda.	-	-	80.00	700,000	700,000

(1) Unaudited by independent auditors

     17 Property, Plant, and Equipment

		Accumulated		Consolidated
	Cost	depreciation		Net value

			30.06.2007	31.03.2007
In service (a)
COPEL Generation	4,322,278	(1,638,941)	2,683,337	2,702,447
COPEL Transmission	1,550,582	(498,349)	1,052,233	1,029,292
COPEL Distribution	3,546,063	(1,774,302)	1,771,761	1,737,854
COPEL Telecommunications	315,954	(167,784)	148,170	149,296
COPEL Corporate Partnerships	327	(227)	100	110
Companhia Paranaense de Gás - Compagas	142,292	(30,165)	112,127	112,274
Elejor - Centrais Elétricas do Rio Jordão S.A.	605,138	(22,175)	582,963	586,866
UEG Araucária Ltda.	633,395	(60,591)	572,804	580,610
	11,116,029	(4,192,534)	6,923,495	6,898,749
Construction in progress
COPEL Generation	105,851	-	105,851	138,004
COPEL Transmission	164,718	-	164,718	178,025
COPEL Distribution	262,923	-	262,923	231,824
COPEL Telecommunications	32,171	-	32,171	34,020
Companhia Paranaense de Gás - Compagas	12,144	-	12,144	11,979
Elejor - Centrais Elétricas do Rio Jordão S.A.	8,292	-	8,292	8,432
	586,099	-	586,099	602,284
	11,702,128	(4,192,534)	7,509,594	7,501,033
Special liabilities (b)
COPEL Transmission	-	-	(7,805)	(7,145)
COPEL Distribution	-	-	(816,900)	(806,968)
			(824,705)	(814,113)

			6,684,889	6,686,920

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Property, plant, and equipment in service

		Accumulated		Consolidated
	Cost	depreciation		Net value

			30.06.2007	31.03.2007
Property, plant, and equipment in service
Machinery and equipment	7,219,823	(2,835,017)	4,384,806	4,346,066
Reservoirs, dams, and headrace channels	2,864,124	(974,678)	1,889,446	1,905,127
Facilities, construction work, and betterments	690,509	(290,789)	399,720	401,294
Land	118,201	-	118,201	118,133
Gas pipelines	112,883	(20,901)	91,982	92,483
Vehicles	91,424	(60,116)	31,308	26,572
Furniture and implements	19,065	(11,033)	8,032	9,074

	11,116,029	(4,192,534)	6,923,495	6,898,749

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits linked to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. They are restated according to the same criteria and indicators used to restate the assets under the property, plant, and equipment of the corresponding agents. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the Periodic Rate Review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both oustanding balances and new additions to special liabilities will be amortized as of the date of the Company’s next periodic rate review (June 2008). The amortization will be calculated with the use of the same average depreciation rates applicable to the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

Em 31 de dezembro de 2005	5,907,082	806,145	(765,123)	5,948,104
Consolidation of UEG Araucária's p.,p.,&e	479,315	-	-	479,315
Expenditure program	-	290,638	-	290,638
Transfer to p.,p.,&e. in service	176,125	(176,125)	-	-
Depreciation quotas	(171,402)	-	-	(171,402)
Write-offs	(8,243)	-	-	(8,243)
Customer contributions	-	-	(15,905)	(15,905)
Transfer from intangible assets	-	875	-	875
As of June 30, 2006	6,382,877	921,533	(781,028)	6,523,382
Consolidation of UEG Araucária's p.,p.,&e	123,664	-	-	123,664
Expenditure program	-	277,141	-	277,141
Transfer to p.,p.,&e. in service	547,182	(547,182)	-	-
Depreciation quotas	(185,441)	-	-	(185,441)
Write-offs	(6,542)	-	-	(6,542)
Customer contributions	-	-	(27,584)	(27,584)
Transfer from intangible assets	147	3,951	-	4,098
Supplemental provision for contingencies	-	2,968	-	2,968
As of December 31, 2006	6,861,887	658,411	(808,612)	6,711,686
Expenditure program	-	221,512	-	221,512
Transfer to p.,p.,&e. in service	266,637	(266,637)	-	-
Depreciation quotas	(197,484)	-	-	(197,484)
Write-offs	(7,481)	(29,884)	-	(37,365)
Customer contributions	-	-	(16,093)	(16,093)
Transfer from intangible assets	(64)	1,606	-	1,542
Supplemental provision for contingencies	-	1,091	-	1,091
As of June 30, 2007	6,923,495	586,099	(824,705)	6,684,889

     18 Intangible assets

	Rights of use of software	Accumulated depreciation (1)	Easements	Other		Consolidated Net value

					30.06.2007	31.03.2007
In service
COPEL Generation	1,481	(727)	18	17	789	787
COPEL Transmission	7,890	(7,616)	22,723	17	23,014	22,797
COPEL Distribution	28,532	(21,562)	2,687	122	9,779	7,825
COPEL Telecommunications	3,590	(2,080)	-	-	1,510	1,665
COPEL Corporate Partnerships	-	-	-	1	1	1
Compagas	612	(344)	-	16	284	240
Elejor	-	-	101	-	101	101
UEG Araucária	65	(60)	-	-	5	8
	42,170	(32,389)	25,529	173	35,483	33,424
In progress
COPEL Transmission	-	-	2,075	-	2,075	1,600
COPEL Distribution	722	-	190	-	912	6,481
COPEL Telecommunications	28	-	-	-	28	-
Elejor	-	-	27	-	27	27
	750	-	2,292	-	3,042	8,108

					38,525	41,532

(1) Annual amortization rate: 20%

a) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2005	32,299	10,888	43,187
Consolidation of UEG Araucária's intangible assets	16	-	16
Expenditure program	-	3,973	3,973
Capitalizations	95	(95)	-
Amortization quotas	(1,847)	-	(1,847)
Write-offs	(28)	-	(28)
Transfers to p.,p.,& e. in service	(875)	-	(875)
As of June 30, 2006	29,660	14,766	44,426
Expenditure program	-	1,774	1,774
Capitalizations	2,945	(2,945)	-
Amortization quotas	(1,221)	-	(1,221)
Write-offs	(98)	-	(98)
Transfers to p.,p.,& e. in service	728	(4,826)	(4,098)
As of December 31, 2006	32,014	8,769	40,783
Expenditure program	-	1,063	1,063
Capitalizations	5,184	(5,184)	-
Amortization quotas	(1,749)	-	(1,749)
Write-offs	(30)	-	(30)
Transfers to p.,p.,& e. in service	64	(1,606)	(1,542)
As of June 30, 2007	35,483	3,042	38,525

     19 Loans and Financing

The breakdown of the Company’s loans and financing balances is featured below:

		Current	Long-term		Parent Company
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	30.06.2007	31.03.2007
Foreign currency
National Treasury (b)	7,004	1,302	80,093	88,399	99,491
	.
National currency (reais )
Banco do Brasil S.A. (c)	-	11,270	260,000	271,270	264,363

	7,004	12,572	340,093	359,669	363,854

The consolidated balance of loans and financing comprises:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	30.06.2007	31.03.2007
Foreign currency
IDB (a)	18,331	1,354	54,868	74,553	79,281
National Treasury (b)	7,004	1,302	80,093	88,399	99,491
Banco do Brasil S.A. (c)	3,875	204	5,813	9,892	10,807
Eletrobrás (d)	6	1	38	45	51
	29,216	2,861	140,812	172,889	189,630
National currency (reais )
Eletrobrás (d)	40,780	2,155	272,430	315,365	320,859
Eletrobrás - Elejor (e)	-	-	122,858	122,858	119,023
BNDES - Compagas (f)	6,366	-	22,328	28,694	30,448
Banco do Brasil S.A. (c)	128	11,274	260,866	272,268	265,389
	47,274	13,429	678,482	739,185	735,719

	76,490	16,290	819,294	912,074	925,349

Maturity of long-term installments:

	Foreign	National
	currency	currency		Consolidated

			30.06.2007	31.03.2007
2008	17,061	29,803	46,864	59,853
2009	27,631	56,311	83,942	86,431
2010	23,244	55,071	78,315	80,071
2011	14,100	55,071	69,171	70,250
2012	3,671	48,752	52,423	52,545
2013	2,387	48,705	51,092	50,954
2014	1,198	308,591	309,789	309,467
2015	-	48,554	48,554	48,052
2016	-	25,074	25,074	24,833
2017	-	1,408	1,408	1,408
2018	-	983	983	983
2019	-	114	114	131
After 2019	51,520	45	51,565	54,874

	140,812	678,482	819,294	839,852

Changes in loans and financing:

		Foreign currency		National currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of December 31, 2005	40,470	223,338	58,783	444,402	766,993
Charges	6,240	-	14,454	-	20,694
Monetary and exchange variation	(1,928)	(14,575)	57	9,875	(6,571)
Transfers	16,503	(16,503)	28,240	(28,240)	-
Amortizations	(24,285)	-	(48,666)	-	(72,951)
As of June 30, 2006	37,000	192,260	52,868	426,037	708,165
Funds raised	-	-	-	16,937	16,937
Charges	6,023	-	14,285	-	20,308
Monetary and exchange variation	(441)	(2,569)	105	11,898	8,993
Transfers	16,594	(16,594)	23,663	(23,663)	-
Amortizations	(23,120)	-	(36,825)	-	(59,945)
As of December 31, 2006	36,056	173,097	54,096	431,209	694,458
Funds raised	-	-		260,000	260,000
Charges	5,181	-	29,137		34,318
Monetary and exchange variation	(3,408)	(16,403)	41	10,390	(9,380)
Transfers	15,882	(15,882)	23,117	(23,117)	-
Amortizations	(21,634)	-	(45,688)	-	(67,322)
As of June 30, 2007	32,077	140,812	60,703	678,482	912,074

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on January 15, 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the first half of 2007 was 4.14% p.a.. The agreement provides for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

The Company has fully met the contractual conditions.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				30.06.2007	31.03.2007
Par Bond	30	15.04.2024	30	30,769	33,239
Capitalization Bond	20	15.04.2014	10	18,390	21,385
Debt Conversion Bond	18	15.04.2012	10	14,653	17,434
Discount Bond	30	15.04.2024	30	21,472	23,222
El Bond - Interest bonds	12	15.04.2006	3	-	-
New Money Bonds	15	15.04.2009	7	1,546	2,090
Flirb	15	15.04.2009	9	1,569	2,121

				88,399	99,491

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
El Bond - Interest bonds	Six-month LIBOR + 0.8125	semi-annual
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 8,923 and R$ 12,702 (R$ 9,743 and R$ 13,878 as of March 31, 2007), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 12).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a.; and

3) Commercial credit agreement no. 330,600,129, in the amount of R$ 29,000, signed on January 31, 2007, with balloon maturity on January 31, 2014, yielding interest corresponding to 106.5% of the average CDI rate, due semi-annually in July and February. Industrial credit agreement no. 330,600,132, in the amount of R$ 231,000, signed on February 28, 2007, with balloon maturity on February 28, 2014, yielding interest corresponding to 106.2% of the average CDI rate, due semi-annually in September and March. As a guarantee, Banco do Brasil was authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It was also irrevocably authorized, regardless of prior notice, to offset, pursuant to article 368 of the Brazilian Civil Code, the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates. COPEL received, for application in the “Luz para Todos” Program, a first installment in the amount of R$ 12,744 in connection with contract ECFS-142/2006, signed on May 11, 2006, in the total amount of R$ 42,480. These funds come from the RGR and are repayable, after a 24-month grace period, in 120 monthly installments, with final maturity on September 30, 2020.

This debt is secured by COPEL’s revenues.

e) Eletrobrás - Elejor

This balance refers to 1,871,875 paid in preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, which shall be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments, starting in the 24th month from the beginning of commercial operation of the project, which will take place after the last generating unit enters operation. Thus, the first payment will be made in August 2008, restated according to the IGP-M index, pro rata, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a..

For purposes of presentation of the quarterly information, the value of these shares, restated and including financial charges, is classified as loans and financing.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

      20 Debentures

The consolidated balance of debentures is broken down below:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	30.06.2007	31.03.2007
Parent Company (a)	133,320	39,799	733,360	906,479	878,924
Elejor (b)	-	6,632	265,649	272,281	271,809

	133,320	46,431	999,009	1,178,760	1,150,733

Maturity of long-term installments:

		Consolidated

	30.06.2007	31.03.2007
2009	155,838	155,817
2010	41,550	41,512
2011	645,410	645,368
2012	45,410	45,368
2013	45,410	45,368
2014	42,413	42,374
2015	19,890	19,871
2016	3,088	3,085

	999,009	998,763

Changes in debentures are shown below:

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2005	115,703	1,226,525	1,342,228
Charges	82,763	-	82,763
Monetary variation	2,067	12,870	14,937
Transfers	716,316	(716,316)	-
Amortization	(144,321)	-	(144,321)
As of June 30, 2006	772,528	523,079	1,295,607
Funds raised	-	600,000	600,000
Charges	107,611	-	107,611
Monetary variation	11,369	9,922	21,291
Transfers	3,771	(3,771)	-
Amortization	(56,924)	-	(56,924)
As of December 31, 2006	838,355	1,129,230	1,967,585
Charges	75,733	-	75,733
Monetary variation	1,902	11,611	13,513
Transfers	141,832	(141,832)	-
Amortization	(878,071)	-	(878,071)
As of June 30, 2007	179,751	999,009	1,178,760

a) Parent Company Debentures

1) 4th Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities will yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period will be due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, on the due date of February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, on the due date of March 1, 2007.

2) 3rd Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for February 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation’s bank account in Banco do Brasil S.A., in which all resources earned by COPEL Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

b) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value will be restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the fist series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment in due on May 15, 2007, and the last one, on February 15, 2016.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

        21 Suppliers.

			Consolidated

		30.06.2007	31.03.2007
Charges for the use of the power grid
Use of the Basic Network		47,218	47,385
Transport of power		3,085	2,884
Use of connections		213	213
		50,516	50,482
Power suppliers
Eletrobrás (Itaipu)		81,353	68,230
Cia. de Interconexão Energética - Cien		14,321	12,006
Furnas Centrais Elétricas S.A.		29,088	31,252
Companhia Hidro Elétrica do São Francisco - Chesf		27,064	28,693
Companhia Energética de São Paulo - Cesp		9,040	10,609
Utilities - CCEE (Note 42)		15,054	10,627
Itiquira Energética S.A.		8,071	8,903
Dona Francisca Energética S.A.		4,178	4,318
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.		3,041	2,944
Administracion Nac. de Eletr. - Ande (Paraguai)		1,695	1,120
Other suppliers		31,408	32,422
		224,313	211,124
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas		35,098	21,512
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (a)		180,448	175,351
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas - long-term		268	268
Other suppliers		81,592	79,948
Other suppliers - long-term		889	899
		298,295	277,978

		573,124	539,584

	Current	391,519	363,066
	Long-term	181,605	176,518

a) Petróleo Brasileiro S.A. - Petrobras

On March 7, 2006, by means of a report of material fact issued to the market, COPEL made public an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. The basic terms of this settlement had been made public by means of a report of material fact on February 24, 2006. Under the Out-of-Court Agreement, COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, assignee of Compagas’ credits from COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

The accounting impacts to income in the first half of 2006 resulting from this negotiation were the following:

30.06.2006

Cost - raw materials and supplies for power generation (reversal)	298,115
Financial revenue - discounts obtained	283,198
Financial expense - contractual penalty (reversal)	72,731
Tax effect	(232,706)

Net effect on income	421,338

        22 Accrued Payroll Costs

		Consolidated

	30.06.2007	31.03.2007
Payroll
Taxes and social contribution	16,218	16,308
Payroll, net	238	65
Assignments to third-parties	2	18
Profit sharing for 2006	-	52,028
	16,458	68,419
Labor provisions
Paid vacation and annual bonus	55,979	46,473
Social charges on paid vacation and annual bonus	19,728	15,691
Provisions for voluntary quits	6,931	-
	82,638	62,164

	99,096	130,583

COPEL has a voluntary quit program in effect until April 30, 2008, for employees who are already entitled to retirements benefits from Social Security (INSS) or who will become eligible by February 29, 2008. The final deadline for application for voluntary quit, at COPEL’s discretion, is April 15, 2008. Termination will be classified as “employee request”, thus no contractual penalties will be owed by COPEL.

        23 Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan. On the date of retirement, the defined contribution plan becomes a monthly income for life.

The cost and contribution shares borne by the plans’ sponsors are recorded and paid according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by sponsors’ senior management.

The flow of payment of contributions under Plans I and II as of July 2007 was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since the obligations contained therein expired.

The consolidated and recognized amounts in the Balance Sheet, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			30.06.2007	31.03.2007
Pension plan - Plans I and II (DB)	195,356	344,333	539,689	624,829
Pension plan - Compagas (DB)	1,193	-	1,193	1,193
Pension plan - Plan III (DC)	2,156	-	2,156	5,390

	198,705	344,333	543,038	631,412

		Current	93,328	78,310
		Long-term	449,710	553,102

        24 Customer Charges Due

		Consolidated

	30.06.2007	31.03.2007
Fuel Consumption Account - CCC	15,667	14,239
Energy Development Account - CDE	14,678	14,678
Global Reversal Reserve - RGR	5,403	5,392

	35,748	34,309

        25 Research and Development and Energy Efficiency

		Consolidated

	30.06.2007	31.03.2007
Research and Development - R&D	103,515	98,625
Energy Efficiency Program - EEP	72,486	66,570

	176,001	165,195

The balances of COPEL’s provisions for R&D and EEP are broken down below:

	Consolidated	Provision	SELIC rate	Write-offs	Consolidated

	31.12.2006				30.06.2007
Research and Development - R&D
FNDCT	22,058	8,413	-	(8,990)	21,481
MME	29,581	4,206	3	(23,033)	10,757
R&D	59,881	8,413	2,983	-	71,277
	111,520	21,032	2,986	(32,023)	103,515
Energy Efficiency Program - EEP	62,796	6,957	2,733	-	72,486

	174,316	27,989	5,719	(32,023)	176,001

        26 Other Accounts Payable

		Consolidated

	30.06.2007	31.03.2007
Current liabilities
Concession charge - ANEEL grant	30,044	29,536
Network charges adjustment share	26,064	-
Compensation for use of water resources	19,610	10,255
Collected public lighting charge	17,261	19,723
Reparations to the Apucaraninha Indian community	2,240	2,240
Pledged collateral	1,583	1,521
ANEEL Inspection Fee	1,380	1,326
Customers - other	1,056	1,388
Other liabilities	3,704	6,161
	102,942	72,150
Long-term liabilities
Network charges adjustment share	23,359	-
Reparations to the Apucaraninha Indian community	8,960	8,960
Other liabilities	1	1
	32,320	8,961

        27 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s provisions for contingencies, net of judicial deposits, are shown below:

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.06.2007	31.03.2007
Civil	15	-	15	15
Tax:
Tax claims	46,541	(26,720)	19,821	31,609
Pasep tax	14,692	(14,474)	218	218
	61,233	(41,194)	20,039	31,827

	61,248	(41,194)	20,054	31,842

Changes in the Parent Company’s provisions are shown below:

Parent Company	Balance of		Balance of
	Provision	Additions	Provision

	31.12.2006		30.06.2007
Civil	15	-	15
Tax:
Tax claims	33,816	12,725	46,541
Pasep tax	14,562	130	14,692
	48,378	12,855	61,233

	48,393	12,855	61,248

The consolidated balances of the Company’s provisions for contingencies, net of judicial deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.06.2007	31.03.2007
Labor	78,989	(14,052)	64,937	71,493
Regulatory	2,122	-	2,122	2,102
Civil:
Suppliers (a)	49,613	-	49,613	41,677
Easements	15,623	-	15,623	15,289
Civil and administrative claims	13,431	(368)	13,063	12,355
Customers	6,243	(73)	6,170	10,549
Condemnations	9,593	-	9,593	9,406
Environmental claims	159	-	159	158
	94,662	(441)	94,221	89,434
Tax:
Tax claims	68,632	(26,720)	41,912	53,684
Pasep tax	14,692	(14,474)	218	218
	83,324	(41,194)	42,130	53,902

	259,097	(55,687)	203,410	216,931

Changes in the consolidated provisions are shown below:

Consolidated	Balance of		Write-offs/		Balance of
	Provision	Additions	reversals	Payments	Provision

	31.12.2006				30.06.2007
Labor	88,027	15,384	(9,830)	(14,592)	78,989
Regulatory	2,083	39	-	-	2,122
Civil:
Suppliers	49,074	539	-	-	49,613
Easements	15,011	644	(32)	-	15,623
Civil and administrative claims	12,731	2,585	(1,103)	(782)	13,431
Customers	11,065	96	(4,918)	-	6,243
Condemnations	9,119	804	(330)	-	9,593
Environmental claims	156	3	-	-	159
	97,156	4,671	(6,383)	(782)	94,662
Tax:
Tax claims	55,879	12,753	-	-	68,632
Pasep tax	14,562	130	-	-	14,692
	70,441	12,883	-	-	83,324

	257,707	32,977	(16,213)	(15,374)	259,097

The breakdown of the types of lawsuits in which COPEL is involved as of June 30, 2007 is consistent with the one featured in the Company's financial statements as of December 31, 2006.

The amount tied to cases classified as possible losses, estimated by the Company as of June 30, 2007, reached R$ 1,140,277, of which R$ 41,391 correspond to labor claims, R$ 765,277 to regulatory claims, R$ 123,278 to civil claims, and R$ 210,331 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 42 herein, “Electric Energy Trading Chamber (CCEE)”.

a) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with COPEL Distribution. Both cases were ruled in favor of the plaintiffs, so COPEL Distribution was sentenced to paying the claimed amounts plus legal fees.

The agreements submitted to arbitration are the subject of a class action claiming that both are null and void.

COPEL also filed a lawsuit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 950/2005, pleading the declaration of annulment of the agreements and the arbitration rulings. Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. submitted their defense, disputing COPEL’s claims.

Both companies filed suit for execution of the arbitration rulings against COPEL Distribution.

COPEL Distribution was served with summons and submitted a list of assets for attachment. Since the companies did not accept COPEL’s list of assets, the Company filed a stay of execution, which was rejected in the case of the Rio Pedrinho S.A. execution proceedings. COPEL then filed an interlocutory appeal before the Paraná State Supreme Court and was granted a preliminary injunction suspending the execution.

In the execution proceedings filed by Consórcio Salto Natal, the judge in charge of the case has not yet ruled on COPEL’s stay of execution.

Should COPEL be summoned concerning the assets for attachment, it will request a stay of execution to dispute the validity of the arbitration rulings, which is already being discussed in the ongoing lawsuit no. 950/2005. The Company conservatively set up an additional provision in the amount of R$ 49,613.

        28 Share Capital

As of June 30, 2007, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4,460,000. The different classes of shares and main shareholders are detailed below:

In thousand of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.6	-	-	13,639	-	85,042,237	31.1
BNDESPAR	38,298,775	26.4	-	-	27,282,007	21.3	65,580,782	24.0
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.5
Free float (Brazil)	15,293,683	10.5	121,160	30.3	71,054,655	55.4	86,469,498	31.6
Free float (ADS's)	4,317,964	3.0	-	-	29,728,911	23.2	34,046,875	12.4
Municipalities	184,295	0.1	14,715	3.7	-	-	199,010	0.1
Other shareholders	376,991	0.3	263,372	66.0	145,836	0.1	786,199	0.3

	145,031,081	100.0	399,247	100.0	128,225,048	100.0	273,655,376	100.0

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income, after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

        29 Gross Revenues from Sales and/or Services

		Consolidated

	30.06.2007	30.06.2006
Power sales to final customers
Residential	950,037	979,677
Industrial	915,763	845,017
Commercial, services, and other activities	624,443	586,560
Rural	126,456	128,923
Public agencies	87,566	87,108
Public lighting	69,322	72,807
Public services	66,384	64,660
	2,839,971	2,764,752
Power sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	344,916	306,359
Bilateral contracts	286,606	226,551
Electric Energy Trading Chamber - CCEE	32,205	21,697
Contracts with small utilities	23,392	16,209
	687,119	570,816
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	85,611	70,148
Basic Network - rate for the use of the transmission system (TUST)	77,689	73,067
Connection grid	96	91
Network charges adjustment share	(26,050)	-
	137,346	143,306
Revenues from telecommunications
Data communication and telecommunications services	29,830	26,690
	29,830	26,690
Piped gas distribution
Sales of natural gas	119,173	105,799
	119,173	105,799
Other operating revenues
Leases and rents	23,037	19,062
Revenues from services	5,254	6,731
Charged service	4,177	3,631
Other revenues	398	585
	32,866	30,009

	3,846,305	3,641,372

        30 Deductions from Gross Revenues

		Consolidated

	30.06.2007	30.06.2006
Taxes and social contributions on revenues
VAT (ICMS)	740,100	709,428
COFINS	209,179	243,821
PASEP	45,430	54,325
ISSQN	757	866
	995,466	1,008,440
Customer charges
Fuel Consumption Account - CCC	128,105	115,891
Energy Development Account - CDE	91,759	75,410
Global Reversal Reserve - RGR	28,685	26,573
Research and development and energy efficiency - R&D and EEP (a)	27,989	28,956
Emergency capacity charges	52	938
Program for incentives to alternative energy sources - Proinfa	85	-
	276,675	247,768

	1,272,141	1,256,208

a) Research and development and energy efficiency – R&D and EEP

		Consolidated

	30.06.2007	30.06.2006
Research and development program - R&D	8,412	9,532
National Scientific and Technological Development Fund - FNDCT	8,412	9,532
Energy efficiency program - EEP	6,958	5,127
Ministry of Mines and Energy - MME	4,207	4,765

	27,989	28,956

        31 Operating Costs and Expenses

The breakdown of consolidated costs and expenses as of June 30, 2007 is shown below:

		Costs of		General and	Other
I Nature of costs and expenses	N	goods and/or	Sales	administ.	operating	Consolidated
		services	expenses	expenses	expenses	Total

						30.06.2007

Power purchased for resale	32	(657,696)	-	-	-	(657,696)
Charges for use of power grid	33	(302,987)	-	-	-	(302,987)
Personnel and management	34	(193,815)	(1,017)	(79,645)		(274,477)
Pension and healthcare plans	35	10,100	(28)	1,106	-	11,178
Materials and supplies	36	(23,860)	(87)	(9,228)	-	(33,175)
Raw materials and supplies
for power generation	-	(6,400)	-	-	-	(6,400)
Natural gas and supplies for
the gas business	-	(66,418)	-	-	-	(66,418)
Third-party services	37	(70,056)	(10,587)	(25,833)	-	(106,476)
Depreciation and amortization	-	(198,887)	(10)	(10,942)	-	(209,839)
Cost and expense recovery	38	18,825	4,748	319	18	23,910
Other costs and expenses	39	(28,009)	14,906	(13,475)	(65,117)	(91,695)

		(1,519,203)	7,925	(137,698)	(65,099)	(1,714,075)

The breakdown of consolidated costs and expenses as of June 30, 2006 is shown below:

		Costs of		General and	Other
Nature of costs and expenses	N	goods and/or	Sales	administ.	operating	Consolidated
		services	expenses	expenses	expenses	Total

						30.06.2006

Power purchased for resale	32	(687,166)	-	-	-	(687,166)
Charges for use of power grid	33	(280,561)	-	-	-	(280,561)
Personnel and management	34	(193,834)	(883)	(75,036)		(269,753)
Pension and healthcare plans	35	(20,687)	(121)	(14,486)	-	(35,294)
Materials and supplies	36	(27,480)	(57)	(5,769)	-	(33,306)
Raw materials and supplies
for power generation	-	288,693	-	-	-	288,693
Natural gas and supplies for
the gas business	-	(51,289)	-	-	-	(51,289)
Third-party services	37	(66,757)	(10,640)	(25,560)	-	(102,957)
Depreciation and amortization	-	(165,870)	(13)	(9,811)	-	(175,694)
Cost and expense recovery	38	17,857	4,056	890	6	22,809
Other costs and expenses	39	(25,633)	(43,289)	(24,959)	(80,123)	(174,004)

		(1,212,727)	(50,947)	(154,731)	(80,117)	(1,498,522)

The Parent Company’s expenses as of June 30, 2007 are broken down below:

		General and	Other	Parent
Nature of costs and expenses	N	administrative	operating	Company
		expenses	expenses	Total

				30.06.2007
Management	34	(2,967)	-	(2,967)
Healthcare plan	-	(49)	-	(49)
Materials and supplies	-	(3)	-	(3)
Third-party services	37	(2,817)	-	(2,817)
Expense recovery	-	48	-	48
Other expenses	39	(1,168)	(12,725)	(13,893)

		(6,956)	(12,725)	(19,681)

The Parent Company’s expenses as of June 30, 2006 are broken down below:

			General and	Parent
Nature of costs and expenses	N	Sales	administrative	Company
		expenses	expenses	Total

				30.06.2006
Management	34	-	(2,580)	(2,580)
Healthcare plan	-	-	(28)	(28)
Materials and supplies	-	-	(3)	(3)
Third-party services	37	-	(2,602)	(2,602)
Expense recovery	-	-	22	22
Other expenses	39	(5,408)	(3,899)	(9,307)

		(5,408)	(9,090)	(14,498)

32 Power Purchased for Resale

		Consolidated

	30.06.2007	30.06.2006
Eletrobrás (Itaipu)	187,684	135,549
Furnas Centrais Elétricas S.A. - auction	135,766	131,109
Companhia Hidro Elétrica do São Francisco - auction	124,910	76,251
Cia. de Interconexão Energética - Cien	57,380	109,679
Itiquira Energética S.A.	47,738	43,360
Companhia Energética de São Paulo - auction	45,169	43,802
Electric Energy Trading Chamber (CCEE)	35,708	12,715
Dona Francisca Energética S.A.	25,215	24,421
Program for incentive to alternative energy sources - Proinfa	19,741	-
Surplus power to be recovered - auction	10,613	(23,447)
Power purchased for resale - Passive CVA	(36,017)	58,576
(-) Contract renegotiation - Cien	(100,862)	-
Other utilities - auction	101,701	72,585
Other utilities	2,950	2,566

	657,696	687,166

33 Charges for the Use of the Power Grid

		Consolidated

	30.06.2007	30.06.2006
CVA - charges	59,860	65,475
Furnas Centrais Elétricas S.A.	56,087	53,417
Companhia Hidro Elétrica do São Francisco - Chesf	26,935	23,785
Cia Transmissora de Energia Elétrica Paulista - Cteep	26,518	25,415
Eletrosul Centrais Elétricas S.A.	17,664	16,866
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	17,559	16,614
Companhia Energética de Minas Gerais - Cemig	9,088	10,064
System Service Charges - ESS	8,240	(2,145)
Novatrans Energia S.A.	8,062	8,756
National System Operator - ONS	7,541	8,172
TSN Transmissora Nordeste Sudeste de Energia S.A.	7,493	8,146
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	7,425	7,222
Empresa Amazonense de Transmissão de Energia - Eate	6,730	7,054
ATE II Transmissora de Energia S.A.	4,009	-
Empresa Norte de Transmissão de Energia S.A. - Ente	3,642	3,534
Itumbiara Transmissora de Energia Ltda	3,410	-
Expansion Transmissora de Energia Elétrica S.A.	3,189	3,195
Other utilities	29,535	24,991

	302,987	280,561

34 Personnel and Management

Parent Company			Consolidated

	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Personnel
Wages and salaries	-	-	195,640	194,077
Social charges on payroll	-	-	67,941	70,161
Meal assistance and education allowance	-	-	22,423	20,975
Labor indemnifications	-	-	7,826	3,020
	-	-	293,830	288,233
(-) Transfers to construction in progress	-	-	(23,938)	(22,599)
	-	-	269,892	265,634
Management
Wages	2,443	2,081	3,852	3,443
Social charges on payroll	524	499	798	746
	2,967	2,580	4,650	4,189
(-) Transfers to construction in progress	-	-	(65)	(70)
	2,967	2,580	4,585	4,119

	2,967	2,580	274,477	269,753

35 Pension Plan and Healthcare Plan

		Consolidated

	30.06.2007	30.06.2006
Pension plan	(28,878)	17,778
Healthcare plan	15,403	13,035
Post-employment contributions to the healthcare plan	5,701	5,588
(-) Transfers to construction in progress	(3,404)	(1,107)

	(11,178)	35,294

36 Materials and Supplies

		Consolidated

	30.06.2007	30.06.2006
Fuel and vehicle parts	13,122	12,188
Materials for the electric system	8,759	11,689
Cafeteria supplies	2,034	1,593
Information technology equipment and supplies	2,023	667
Materials for civil construction	1,437	1,200
Office supplies	1,332	1,212
Safety supplies	756	763
Lodging supplies	677	609
Tools	638	631
Other materials and supplies	2,397	2,754

	33,175	33,306

37 Third-Party Services

Parent Company			Consolidated

	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Power grid maintenance	-	-	10,531	9,376
Technical, scientific, and administrative consulting	531	1,586	10,401	12,251
Authorized and registered agents	-	-	9,521	9,080
Postal services	-	1	8,479	9,211
Data processing and transmission	-	-	7,855	7,334
Administrative support services	-	-	7,596	5,652
Security	-	-	5,082	4,386
Telephone services	-	-	4,894	6,283
Travel	41	59	4,462	4,770
Meter reading and bill delivery	-	-	3,681	3,654
Access to satellite communications	-	-	2,842	-
Facilities - services in "green areas"	-	-	2,841	2,235
Customer service	-	-	2,619	3,355
Personnel training	-	1	2,356	2,354
Upkeep of easement areas	-	-	1,939	1,357
Vehicles - maintenance and repairs	-	-	1,900	1,798
Civil maintenance services	-	-	1,862	3,283
Legal fees	1,044	108	1,703	1,201
Auditing	1,074	702	1,520	928
Advertising and publications	90	104	1,459	1,618
Cargo shipping	-	-	1,452	1,329
Telephone operator - corporate entity	-	-	1,383	1,262
Other services	37	41	10,098	10,240

	2,817	2,602	106,476	102,957

38 Recovery of Costs and Expenses

		Consolidated

	30.06.2007	30.06.2006
Fuels for power generation - CCC	(6,284)	(9,325)
Administrative costs	(4,727)	(4,306)
Collection of written-off bills	(4,748)	(4,056)
Own power consumption	(2,815)	(2,955)
Electrical materials	(3,941)	(761)
Recovery of miscellaneous expenses	(1,395)	(1,406)

	(23,910)	(22,809)

39 Other Operating Costs and Expenses

Parent Company			Consolidated

	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Provision for doubtful accounts -
customers and distributors (Note 6)	-	-	(15,032)	37,503
Provision for doubtful accounts -
third-party services/other credits	-	5,408	(12)	5,696
Compensation for the use of
water resources	-	-	40,307	22,801
Concession charge - ANEEL grant	-	-	16,640	7,773
Provisions for (reversals of) contingencies	12,725	-	15,548	48,770
ANEEL Inspection Fee	-	-	8,609	7,538
Leases and rents	47	55	5,625	9,123
Insurance	-	1	4,397	3,979
Taxes	34	1,759	3,965	5,243
Own power consumption	-	-	2,816	2,960
Advertising	788	1,754	888	9,428
Donations - Rouanet Law	-	-	398	830
Donations, contributions, and subsidies	-	-	137	69
General costs and expenses	299	330	7,409	12,291

	13,893	9,307	91,695	174,004

40 Financial Income (Losses)

Parent Company			Consolidated

	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Financial revenues
Income from financial investments	16,131	173	72,287	79,229
Revenues from CRC transferred
to State Government (Note 9)	-	-	38,314	37,955
Monetary variation of CRC transferred
to State Government (Note 9)	-	-	16,686	14,716
SELIC interest rate on Portion A (CVA)	-	-	8,121	29,089
Monetary variations	-	2	6,037	604
Interest on taxes paid in advance	2,489	3,128	7,959	4,313
Penalties	-	-	3,666	4,571
Interest and commissions on loan agreements	26,115	858	2,837	8,087
Penalties on overdue bills	-	-	2,356	39,579
Income from transactions with derivatives	-	22,423	-	22,423
Discounts obtained	-	-	-	283,198
Other financial revenues	284	5	2,187	5,967
	45,019	26,589	160,450	529,731
(-) Financial expenses
Debt charges	83,214	44,650	123,796	126,220
CPMF and IOF taxes	6,156	2,710	30,192	22,020
Interest on R&D and EEP	-	-	5,719	3,915
SELIC interest rate on Portion A (CVA)	-	-	19,300	17,004
Tax penalties	-	1	2,841	2,972
Miscellaneous penalties	-	414	1,093	2,213
PIS/Pasep - Cofins tax on interest on capital	14	7,401	140	7,519
Monetary and exchange variations	2	1,321	(107)	17,032
Other financial expenses	1	3,405	1,618	3,986
	89,387	59,902	184,592	202,881

	(44,368)	(33,313)	(24,142)	326,850

41 Equity in the Results of Subsidiaries and Investees

Parent Company			Consolidated

	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Equity in the results of subsidiaries and investees
COPEL Generation	204,211	523,425	-	-
COPEL Transmission	75,641	68,068	-	-
COPEL Distribution	258,999	152,452	-	-
COPEL Telecommunications	3,624	2,957	-	-
COPEL Corporate Partnerships	24,158	(28,040)	-	-
Investees (a)	-	-	4,547	(110)
.	566,633	718,862	4,547	(110)
Dividends
Investees (a)	-	-	3,505	-
.	-	-	3,505	-
Interest on capital
COPEL Generation	-	80,000	-	-
Investees (a)	-	-	1,350	1,275
.	-	80,000	1,350	1,275
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(2,114)	(2,114)
Sercomtel Celular S.A.	-	-	(290)	(290)
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	(377)	(189)
COPEL Entreprises			(1,173)	-
	-	-	(3,954)	(2,593)
.
.	566,633	798,862	5,448	(1,428)
.
Interests in other companies	179	150	179	150

	566,812	799,012	5,627	(1,278)

a) Investees

	Net income/	COPEL's	Equity in		Interest
	(losses)	stake	results	Dividends	on capital	Total

	30.06.2007	(%)				30.06.2007
Investees
Sercomtel S.A. - Telecomunicações	(913)	45.00	388	-	-	388
Sercomtel Celular S.A.	(3,538)	45.00	(1,338)	-	-	(1,338)
Dominó Holdings S.A.	34,318	15.00	3,798	-	1,350	5,148
Escoelectric Ltda.	(401)	40.00	(1,808)	-	-	(1,808)
Copel Amec S/C Ltda.	38	48.00	18	-	-	18
Dona Francisca Energética S.A.	8,455	23.03	1,947	-	-	1,947
Carbocampel S.A.	(22)	49.00	(10)	-	-	(10)
Braspower International						-
Engineering S/C Ltda.	1	49.00	-	-	-	-
Centrais Eólicas do Paraná Ltda.	267	30.00	80	-	-	80
Foz do Chopim Energética Ltda.	12,141	35.77	1,472	3,505	-	4,977

			4,547	3,505	1,350	9,402

	Net income/	COPEL's	Equity	Interest
	(losses)	stake	in results	on capital	Total

	30.06.2006	(%)			30.06.2006
Investees		.
Sercomtel S.A. - Telecomunicações	(2,228)	45.00	(4,971)	-	(4,971)
Sercomtel Celular S.A.	(965)	45.00	(434)	-	(434)
Dominó Holdings S.A.	36,146	15.00	4,147	1,275	5,422
Escoelectric Ltda.	(2,109)	40.00	-	-	-
Copel Amec S/C Ltda.	44	48.00	21	-	21
Dona Francisca Energética S.A.	5,706	23.03	220	-	220
Carbocampel S.A.	(19)	49.00	(10)	-	(10)
Braspower International					-
Engineering S/C Ltda.	(58)	49.00	-	-	-
Centrais Eólicas do Paraná Ltda.	265	30.00	80	-	80
Foz do Chopim Energética Ltda.	2,341	35.77	837	-	837

			(110)	1,275	1,165

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

42 Electric Energy Trading Chamber (CCEE)

The Wholesale Energy Market (Mercado Atacadista de Energia - MAE) has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on November 12, 2004.

CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of power by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. This data, which is used in the MAE accounting, was calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

On July 16, 2002, the Company and COPEL Distribution filed a lawsuit pleading a preliminary injunction to suspend: a) the effects of ANEEL Ruling no. 288/2002, ordering ANEEL to refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on March 13, 2002 or, if any other accounting has already been made, that its effects be suspended; and (b) the effects of article 1, first paragraph, of ANEEL Resolution no. 395/2002.

On final ruling, the plaintiffs plead for: (a) a declaration of inapplicability of ANEEL Ruling no. 288/2002 and, in the event a new accounting has been made, that it be declared null and void; (b) the sentencing of ANEEL, to have it refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on March 13, 2002; (c) the declaration of inapplicability of article 1, first paragraph, of ANEEL Resolution no. 395/2002 to both companies; and (d) the sentencing of ANEEL to payment of reparations for the damages caused, to be calculated at the time of settlement of such sentence.

On August 7, 2002, the request for preliminary injunction was rejected, so that on August 13, 2002, the companies filed an interlocutory appeal to suspend the ruling that rejected the preliminary injunction.

On August 27, 2002, the Company was granted a favorable preliminary injunction by the 1st Regional Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288/2002 and ANEEL Resolution no. 395/2002.

On September 9, 2002, ANEEL filed for reconsideration of the ruling in favor of the suspension, which was rejected. ANEEL filed a request for suspension of the preliminary injunction issued by the 1st Regional Federal Court before the Superior Court of Justice (SS no. 2094). This request was, however, rejected on November 25, 2002, and filed on December 17, 2002. On August 29, 2003, the lawsuit was submitted to the judge for final ruling, and as of the date of these financial statements, no decision has been issued.

The Company’s claim is mostly based on the fact that the ruling and resolution in question were applied retroactively to the date of the operations, especially as regards the partial sale of COPEL’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of June 30, 2007, the estimated amount of discrepancies in calculation was approximately R$ 764,000, which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

On June 24, 2003, MAE issued a statement approving the new schedule for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement took place on July 3, 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by COPEL itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated May 16, 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Power Sector.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	COPEL Corporate
	Generation	Distribution	Partnerships	Consolidated

				30.06.2007	31.03.2007
Current assets (Note 5)
Until December 2006	-	-	105	105	105
From January through March 2007	-	-	-	-	715
From April through June 2007	15,424	6,795	421	22,640	-
	15,424	6,795	526	22,745	820
Current liabilities (Note 21)
Until December 2006	-	-	-	-	93
From January through March 2007	-	-	-	-	10,534
From April through June 2007	-	-	15,054	15,054	-
	-	-	15,054	15,054	10,627

Changes in spot-market energy amounts (CCEE) in the second quarter of 2007 are shown below:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	31.03.2007			30.06.2007
Current assets
Until December 2006	105	-	-	105
From January through March 2007	715	(2,833)	2,118	-
From April through June 2007	-	(5,108)	27,748	22,640
	820	(7,941)	29,866	22,745
(-) Current liabilities
Until December 2006	93	(2)	(91)	-
From January through March 2007	10,534	(10,853)	319	-
From April through June 2007	-	(14,910)	29,964	15,054
	10,627	(25,765)	30,192	15,054

Net total	(9,807)	17,824	(326)	7,691

In a prompt response to a request by the Ministry of Mines and Energy, COPEL undertook, in an agreement with ANEEL’s president, to release the 400 MW under contract with Cien and to participate in the A-1 auction to make up for this released volume. Out of the total under contract, in 2007 a reduced volume of 170.625 average MW will be supplied under the Cien agreement.

The offer of power at this auction was minimal, thus only 40% of COPEL’s reported power requirements were secured.

To fully make up for the Cien agreement and to adjust its level of power under contract from January through June 2007, COPEL participated in the Mechanism for the Offset of Surpluses and Deficits (Mecanismo de Compensação de Sobras e Déficits - MCSD), reporting a deficit and acquiring a total of 32.625 average MW(1).

(1) Information unaudited by the independent auditors.

43 Reconciliation of the Provision for Income Tax and Social Contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	30.06.2007	30.06.2006	30.06.2007	30.06.2006
Income before IRPJ and CSLL	502,879	751,575	807,107	1,167,328
IRPJ and CSLL (34%)	(170,979)	(255,536)	(274,416)	(396,892)
Tax effects on:
Equity in the results of investees	192,656	244,413	1,546	(13,973)
Private pension contribution surplus	-	-	(415)	(7,634)
Adjusments from previous years in connection
with pension and healthcare plans	-	-	2,066	-
Tax breaks	-	-	230	-
Present value adjustment - Compagas	-	-	(358)	-
Other	46	(51)	(16)	(1,387)
Tax effects on:
IRPJ and CSLL	21,723	(11,174)	(271,363)	(419,886)

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

44 Financial Instruments

a) Overview

The use of financial instruments and transactions with derivatives involving indexes is aimed at protecting the results of the Company’s active and passive operations.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments, which are close to their book value, are shown below:

Financial instruments		Consolidated

	30.06.2007	31.03.2007
Cash in hand	1,109,425	1,063,337
Accounts receivable from government agencies	280,070	248,336
CRC transferred to State Government	1,193,470	1,195,715
Loans and financing	912,074	925,349
Debentures	1,178,760	1,150,733

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company has not engaged in transactions with derivatives to swap this risk, although it has continued to monitor exchange rates, in order to assess the potential need for such transactions as a way of protecting against foreign currency risks.

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since most of the power acquired and sold by the Company is generated by hydroelectric power plants, which depend on the water levels in their reservoirs to operate. A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

Based on the current reservoir levels, the National System Operator (ONS) does not anticipate a new rationing program in the next few years.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by ANEEL and/or by the Ministry of Mines and Energy. If the renewal of these concessions is not approved by the regulatory agencies or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

45 Related-Party Transactions

COPEL has carried out transactions with unconsolidated related parties, including the sale of power to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		30.06.2007	31.03.2007
Current assets
Braspower I. Engineering S/C Ltda.	Employee loan	1,181	1,181
Government of the State of Paraná	Customers and distributors	65,729	94,315
	Services to third parties	7,823	13,500
	Employee loan	1,160	1,106
	Recoverable Rate Deficit - CRC (Note 9)	36,623	35,857

Long-term receivables
Government of the State of Paraná	Customers and distributors	48,862	-
	Services to third parties	7,036	-
	Recoverable Rate Deficit - CRC (Note 9)	1,156,847	1,159,858

Current liabilities	.
BNDES	Financing for machinery, construction,
	facilities and services (Note 19)	6,366	6,399
Centrais Eólicas do Paraná Ltda.	Purchase of power	4,887	4,454
Dona Francisca Energética S.A.	Purchase of power (Note 21)	4,178	4,318
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	240	191
Eletrobrás	Financing (Note 19)	42,942	39,395
Eletrobrás (Itaipu)	Purchase of power (Note 21)	81,353	68,230
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 21)	35,098	21,512

Long-term liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 19)	22,328	24,049
Eletrobrás	Financing (Note 19)	272,468	281,515
Eletrobrás	Elejor shares to be repurchased
	from Eletrobrás (Note 19)	122,858	119,023
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 21)	268	268
	Purchase of gas for resale -
	renegotiation (Note 21)	180,448	175,351

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		30.06.2007	30.06.2006
Gross revenues from sales and/or services
Government of the State of Paraná	Sale of power	44,973	31,488
	Telecommunications revenues	2,500	-
Petróleo Brasileiro S.A. - Petrobras	Sale of power	112	-

Power purchased for resale
Centrais Eólicas do Paraná Ltda.	Purchase of power	417	393
Dona Francisca Energética S.A.	Purchase of power (Note 32)	25,215	24,421
Eletrobrás (Itaipu)	Purchase of power (Note 32)	187,684	135,549

Personnel
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	200	161

Natural gas and supplies for the gas business
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for resale	66,332	51,137

Expense recovery
Government of the State of Paraná	Recovery of exp. with employee loan	(73)	(83)

Financial revenues
Government of the State of Paraná	Revenues under CRC agreement (Note 40)	55,000	52,671
	Revenues from renegotiated bills	1,627	-

Financial expenses
BNDES	Expenses with the financing for machinery,
	construction, facilities, and services	1,227	1,866
BNDESPAR	Debentures - Elejor	13,773	9,714
Centrais Eólicas do Paraná Ltda.	Penalty under power purchase agreement	333	216
Eletrobrás	Charges on financing	14,118	14,943
	Charges on Elejor shares to be repurchased	8,389	-

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 15.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of June 30, 2007) of R$ 41.730 and R$ 24,994, respectively.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 19-d.

46 Wholly-Owned Subsidiaries' Balance Sheets

Below are the balance sheets as of June 30, 2007, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL, of the Company’s wholly-owned subsidiaries: COPEL Generation (GER), COPEL Transmission (TRA), COPEL Distribution (DIS), COPEL Telecommunications (TEL), and COPEL Corporate Partnerships – consolidated (PAR).

ASSETS	GER	TRA	DIS	TEL	PAR
					Consolidated

CURRENT ASSETS
Cash in hand	509,894	59,323	198,292	4,909	225,514
Customers and distributors, net	155,389	61,398	807,170	-	64,603
Services to third parties	604	270	19	11,442	-
Dividends receivable	-	-	-	-	1,623
Construction in progress	4,990	5,173	32,494	-	231
CRC transferred to the Government of Paraná	-	-	36,623	-	-
Taxes and social contributions	14,030	8,080	161,952	1,174	5,508
Account for compensation of Portion A	-	-	84,272	-	-
Collaterals and escrow deposits	20,117	-	22,804	-	32,515
Other receivables	10,005	5,391	22,843	1,041	1,464
Inventories	349	8,654	32,759	8,535	589
	715,378	148,289	1,399,228	27,101	332,047
NON-CURRENT ASSETS
Long-Term Receivables
Customers and distributors	19,124	11,148	101,414	-	20,128
Services to third parties	-	-	-	7,036	-
CRC transferred to the Government of Paraná	-	-	1,156,847	-	-
Taxes and social contribution	48,777	42,384	194,561	8,686	13,368
Judicial deposits	9,130	18,008	63,534	596	575
Account for compensation of Portion A	-	-	6,969	-	-
Collaterals and escrow deposits	-	4,513	17,112	-	-
Advance payments	3,301	-	-	-	47
Property and rights assigned for sale	936	56	62	-	1,758
Other receivables	-	-	4,038	-	-
	81,268	76,109	1,544,537	16,318	35,876

Investments	2,199	2,257	419	-	294,766
Property, plant, and equipment	2,789,188	1,209,146	1,217,784	180,341	1,288,430
Intangible assets	789	25,089	10,691	1,538	418
Deferrred assets	-	-	-	-	12,881
	2,873,444	1,312,601	2,773,431	198,197	1,632,371

TOTAL ASSETS	3,588,822	1,460,890	4,172,659	225,298	1,964,418

LIABILITIES	GER	TRA	DIS	TEL	PAR Consolidated

CURRENT LIABILITIES
Loans and financing	50,839	15,235	9,070	-	6,366
Debentures	-	-	-	-	6,632
Suppliers	38,782	5,835	340,740	2,106	63,388
Taxes and social contributions	91,161	29,529	173,383	1,327	1,264
Dividends due	-	-	40	-	2,942
Payroll and labor provisions	17,526	15,210	59,277	5,013	1,956
Post-employment benefits	11,505	12,333	65,757	3,560	164
Account for compensation of Portion A	-	-	242,213	-	-
Customer charges due	2,941	1,088	31,719	-	-
R & D and Energy Efficiency	25,734	9,988	136,878	-	3,401
Concession charge - ANEEL grant	-	-	-	-	30,044
Customers and distributors	10	26,064	18,367	-	161
Other accounts payable	21,519	582	4,235	623	1,383
	260,017	115,864	1,081,679	12,629	117,701
Long-Term Liabilities
Loans and financing	272,257	53,943	87,908	-	145,186
Debentures	-	-	-	-	265,649
Provisions for contingencies	25,266	32,459	121,630	948	3,053
Subsidiaries and investees	-	-	681,499	-	-
Suppliers	201,465	-	-	-	267
Taxes and social contribution	-	-	13,624	-	6,843
Post-employment benefits	107,413	95,884	227,308	17,650	1,455
Account for compensation of Portion A	-	-	10,726	-	-
Customers and distributors	-	23,359	-	-	-
Other	8,960	-	-	-	1
	615,361	205,645	1,142,695	18,598	422,454
MINORITY INTEREST	-	-	-	-	219,690
SHAREHOLDERS' EQUITY
Share capital	2,338,932	841,606	1,607,168	194,054	1,098,500
Capital reserves	-	-	-	701	-
Income reserves	170,301	222,134	82,118	-	81,914
Accrued income (losses)	204,211	75,641	258,999	(684)	24,159
	2,713,444	1,139,381	1,948,285	194,071	1,204,573

TOTAL LIABILITIES	3,588,822	1,460,890	4,172,659	225,298	1,964,418

47 Statement of Income Broken Down by Company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. The Parent Company's statement represents the result of its activities, without the revenues from equity in its wholly-owned subsidiaries.

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR Consolidated	COPEL	Subtractions	Consolidated

Operating Revenues
Power sales to final customers	77,290	-	2,763,010	-	1,696	-	(2,025)	2,839,971
Power sales to distributors	616,013	-	32,718	-	146,750	-	(108,362)	687,119
Charges for the use of the power grid	-	194,731	93,578	-	-	-	(150,963)	137,346
Telecommunications revenues	-	-	-	44,192	-	-	(14,362)	29,830
Distribution of piped gas	-	-	-	-	120,226	-	(1,053)	119,173
Other operating revenues	3,316	1,558	30,996	-	16	-	(3,020)	32,866
	696,619	196,289	2,920,302	44,192	268,688	-	(279,785)	3,846,305
Deductions from Operating Revenues	(92,603)	(17,805)	(1,122,516)	(6,766)	(32,451)	-	-	(1,272,141)
Net Operating Revenues	604,016	178,484	1,797,786	37,426	236,237	-	(279,785)	2,574,164
Operating Costs and Expenses
Power purchased for resale	(29,234)	-	(706,292)	-	(30,532)	-	108,362	(657,696)
Charges for the use of the power grid	(97,238)	-	(349,205)	-	(7,507)	-	150,963	(302,987)
Personnel and management	(43,660)	(36,972)	(173,329)	(11,763)	(6,003)	(2,967)	217	(274,477)
Pension and healthcare plans	5,190	4,728	1,406	205	(302)	(49)	-	11,178
Materials and supplies	(3,260)	(2,219)	(26,977)	(500)	(216)	(3)	-	(33,175)
Raw materials and supplies - generation	(7,453)	-	-	-	-	-	1,053	(6,400)
Natural gas and supplies - gas business	-	-	-	-	(66,418)	-	-	(66,418)
Third-party services	(23,478)	(8,014)	(79,777)	(5,413)	(5,880)	(2,817)	18,903	(106,476)
Depreciation and amortization	(51,942)	(23,383)	(82,601)	(13,982)	(37,931)	-	-	(209,839)
Cost and expense recovery	7,034	329	16,675	18	23	48	(217)	23,910
Concession charge - ANEEL grant	-	-	-	-	(16,640)	-	-	(16,640)
Other operating costs and expenses	(49,218)	(3,097)	159	(946)	(8,564)	(13,893)	504	(75,055)
	(293,259)	(68,628)	(1,399,941)	(32,381)	(179,970)	(19,681)	279,785	(1,714,075)
Result of Operations	310,757	109,856	397,845	5,045	56,267	(19,681)	-	860,089
Financial Income (Losses)
Financial revenues	44,454	6,381	88,706	713	14,587	45,019	(39,410)	160,450
Financial expenses	(18,885)	(1,235)	(89,156)	(198)	(25,141)	(89,387)	39,410	(184,592)
	25,569	5,146	(450)	515	(10,554)	(44,368)	-	(24,142)
Equity in results of investees	-	-	-	-	5,448	179	-	5,627
Operating Income (Losses)	336,326	115,002	397,395	5,560	51,161	(63,870)	-	841,574
Non-Operating Income (Losses)	(29,514)	(193)	(4,790)	(82)	(4)	116	-	(34,467)
Income (Losses) before Taxes
and Minority Interests	306,812	114,809	392,605	5,478	51,157	(63,754)	-	807,107
Income tax and social contribution	(101,990)	(46,726)	(158,525)	(1,645)	(17,254)	-	-	(326,140)
Deferred income tax and s. contribution	(611)	7,558	24,919	(209)	1,397	21,723	-	54,777
Minority interests	-	-	-	-	(11,142)	-	-	(11,142)
Net Income (Losses) for the Period	204,211	75,641	258,999	3,624	24,158	(42,031)	-	524,602

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

    Distribution

Customer connections – In June 2007, COPEL supplied 3,385,738(1) customers (3,297,163(1) in June 2006), with an increase of 88,575(1) customers (2.7%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of June 2007 was 1,306 km(1) (1,237 km(1) as of June 2006), with an increase of 69 km(1) (5.6%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of June 2007 was 2,102 km(1) (1.325 km(1) as of June 2006), with an increase of 777 km(1) (58.6%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through June 2007 was 9,842 GWh(1) (6,084 GWh(1) from January through June 2006). The Company purchased 6,380 GWh(1) from CCEAR (auction) (against 5,859 GWh(1) in the same period of 2006), 2,308 GWh(1) from Itaipu (against 2,310 GWh(1) in the same period of 2006), and 760 GWh(1) from CIEN (against 1.738 GWh(1) in the same period of 2006), as shown in the flowchart below:

Energy flowchart (GWh)(1)	January through June 2007

(a) Amounts subject to change after final accounting by CCEE.
(b) CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG -
set forth under contract).

Consumption by customer category (MWh) – Power consumption billed by COPEL from January through June 2007, including free customers supplied by COPEL Generation and small utilities within Paraná, is broken down by customer category on the following table:

Category(1)			In MWh

	Jan - Jun 2007	Jan - Jun 2006	Variation
Residential	2,556,894	2,392,297	6.9%
Industrial (includes free customers)	3,745,919	3,583,979	4.5%
Commercial	1,874,644	1,711,413	9.5%
Rural	778,647	741,689	5.0%
Other	923,155	917,230	0.6%
Small utilities	233,533	224,083	4.2%

TOTAL	10,112,792	9,570,691	5.7%

Industrial consumption by sector (MWh) - The next table shows the power consumption by the main industrial sectors, including free customers supplied by COPEL Generation:

Segment			In MWh(1)

	Jan - Jun 2007	Jan - Jun 2006	Variation
Foodstuffs and beverages	1,095,502	1,082,786	1.2%
Paper, cardboard, and pulp	525,471	446,107	17.8%
Lumber	388,333	430,690	-9.8%
Furniture	333,211	105,057	217.2%
Rubber and plastics	232,435	247,402	-6.0%
Chemicals	195,048	154,627	26.1%
Basic metallurgy	182,507	168,758	8.1%
Textiles	160,266	134,906	18.8%
Other	633,146	813,646	-22.2%

Number of customers – The number of customers billed by COPEL in June 2007 was 3,385,738, representing a growth of 2.7% over the same month of last year.

Category			Costumers(1)

	June 2007	June 2006	Variation
Residential	2,669,686	2,597,694	2.8%
Industrial (includes free customers)	58,150	55,174	5.4%
Commercial	281,981	274,767	2.6%
Rural	331,744	327,049	1.4%
Other	44,177	42,479	4.0%

Total	3,385,738	3,297,163	2.7%

2 Management

Workforce – COPEL’s workforce at the end of the first half of 2007 amounted to 8,232(1) employees assigned to the Company’s wholly-owned subsidiaries and 84(1) employees assigned to the companies controlled by COPEL Corporate Partnerships, as follows:

		Employees(1)

	June 2007	June 2006
Wholly-owned subsidiaries
COPEL Generation	982	945
COPEL Transmission	1,045	913
COPEL Distribution	5,854	5,804
COPEL Telecommunications	322	302
COPEL Corporate Partnerships	29	27
	8,232	7,991
Companies controlled by COPEL Corporate Partnerships
Compagas	74	66
Elejor	6	4
UEG Araucária	4	5
	84	75

      3 Investor Relations

From January through June 2007, COPEL’s common shares (ON – code CPLE3) and class B preferred shares (PNB – code CPLE6) were traded on 99% and 100% of the São Paulo Stock Exchange (BOVESPA) trading sessions, respectively.

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. COPEL’s market value, based on the BOVESPA stock prices at the end of June 2007, was approximately R$ 8,921 million. Out of the 59 securities that make up the Ibovespa index, COPEL’s class B shares ranked 28th, accounting for 1.3% of the portfolio, with a Beta index of 1.3.

Out of the companies that make up the IEE (Electric Energy Industry Index) theoretical portfolio, COPEL ranked 1st, accounting for 8.1% of the portfolio. Out of the 33 companies that make up BOVESPA’s Corporate Sustainability Index (ISE), COPEL ranked 18th, accounting for 0.9% of the portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 32.00 per lot of one thousand shares (a 48.8% variation from January to June 2007), and class B preferred shares were traded at R$ 33.30 per lot of one thousand shares (a 33.2% variation).

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by level 3 American Depositary Shares (ADSs, under code ELP), were traded on 100% of the trading sessions. As reported by the NYSE, COPEL’s ADSs had a closing price of US$ 17.13 at the end of the period (a 47.0% variation as of June 2007).

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares were traded, under the code XCOP, on 100% of the trading sessions. On LATIBEX, the Company’s shares had a closing price of 12.80 euros (a 44.5% variation in the first half of 2007).

Stock performance(1) - January-June 2007	Common (ON)		Class B preferred (PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	2,981	24	82,745	673
Number of shares (in thousands)	5,023,300	41,175	91,821,600	746,517
Volume (in thousands of reais )	119,915	983	2,464,489	20,036
Trading sessions	122	99%	123	100%
Nyse
Number of shares (in thousands)	1,149,082	30,239	52,957,960	427,080
Volume (in thousands of US dollars)	12,869	339	699,386	5,640
Trading sessions	38	31%	124	100%
Latibex
Number of shares (in thousands)	-	-	215,500	1,752
Volume (in thousands of euros)	-	-	2,107	17
Trading sessions	-	-	123	100%

   4 Rates

The average rate for sales to final customers in June 2007 reached R$ 212.08/MWh (1), representing a 1.0% drop compared with the rate effective in June 2006.

The average rate for the industrial category was raised 5.8%, as the rate adjustment process continues and cross subsidies between high and low voltage customer groups are phased out, in compliance with Decree no. 4,667/2003.

Under ANEEL Resolution no. 479, dated June 19, 2007, COPEL Distribution’s power rates for sales to final customers were reduced, effective on June 24, by 1.22% on average, out of which 2.24% correspond to the annual rate review (IRT), and - 3.46% to financial components outside the range of the annual rate review.

Rates (1)(a)			R$/MWh

	June 2007	June 2006	Variation
Residential	256.75	268.33	-4.3%
Industrial (b)	190.56	180.04	5.8%
Commercial	230.62	240.32	-4.0%
Rural	148.26	164.10	-9.7%
Other	175.32	179.47	-2.3%

Total for sales to final customers	212.08	214.17	-1.0%

(a) Net of ICMS (VAT)
(b) Does not include free customers

Under ANEEL Resolution no. 497, dated June 26, 2007, the rate for transport of power from Itaipu Binacional was set at R$ 3,012.28/MW (a 1.6% reduction), effective July 1, 2007.

The main rates for power purchased by COPEL are shown below:

Rates for power purchases(1)			R$/MWh

	June 2007	June 2006	Variation
Itaipu (a)	92.89	84.66	9.7%
Cien	84.54	70.85	19.3%
Auction - CCEAR 2005-2012	62.29	58.53	6.4%
Auction - CCEAR 2006-2013	73.38	68.54	7.1%
Auction - CCEAR 2007-2014	82.00	-	-

(a) Includes Furnas' transport rate

The main rates for power sold by COPEL to distributors are shown below:

Rates for sales to distributors(1)			R$/MWh

	June 2007	June 2006	Variation
Auction - CCEAR 2005-2012	62.45	59.01	5.8%
Auction - CCEAR 2006-2013	73.68	69.94	5.3%
Auction - CCEAR 2007-2014	81.90	-	-
Small utilities	123.85	88.43	40.1%

Under ANEEL Resolution no. 487, dated June 26, 2007, COPEL Transmission's review rate was set at -15.08%, applicable to the RBNI (New Facilities within the Basic Network) and RCDM (Remaining Transmission Facilities) installments effective as of June 1, 2005, with an impact on COPEL Transmission’s total annual allowed revenues of - 4.50% .

(1) Information unaudited by the independent auditors.

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Executive Secretary	RUBENS GHILARDI
Members:	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
NELSON FONTES SIFFERT FILHO
NILDO ROSSATO
ROGÉRIO DE PAULA QUADROS
SERGIO BOTTO DE LACERDA

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members:	ROGÉRIO DE PAULA QUADROS
JORGE MICHEL LEPELTIER

FISCAL COUNCIL

Chairman	ANTONIO RYCHETA ARTEN
Members:	HERON ARZUA
MARCELO SABBAGH BAHIA
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance and Investor Relations Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact: ri@copel.com - Phones: +55 (41) 3222-2027/ +55 (41) 3331-4359
Fax: +55 (41) 3331-2849

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+ 55 (41) 3312-1470
www.deloitte.com.br

AUDITOR REPORT ON THE SPECIAL REVIEW OF THE QUARTERLY INFORMATION

To the Senior Management and Shareholders of
COMPANHIA PARANAENSE DE ENERGIA – COPEL
Curitiba - PR

1. We have conducted a special review of the Quarterly Information (ITR) of COMPANHIA PARANAENSE DE ENERGIA – COPEL and its subsidiaries (parent company and consolidated) for the quarter and the six-month period ended on June 30, 2007, prepared in compliance with the accounting practices adopted in Brazil and under the responsibility of the management of the Company and of its subsidiaries, comprising the balance sheets (both parent company and consolidated), the statements of income, and the performance report.

2. Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the aforementioned quarterly information so as to make such information compliant with the accounting practices adopted in Brazil, applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM).

4. As mentioned in note 42 to the quarterly information, the Company is challenging the calculations made and published by the Wholesale Energy Market – MAE (currently the Electric Energy Trading Chamber – CCEE), which take into account decisions by the National Electric Energy Agency - ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 764,000 thousand (restated amount); no provision has been recorded by the Company, based on the opinion of its legal counsel, who believes that the chances of a favorable outcome for the Company are possible.

Deloitte Touche Tohmatsu

5. Our review was conducted with a view to issuing a special review report on the basic quarterly information referred to in paragraph 1, taken as whole. The statement of cash flows (parent company and consolidated), included in form 16.01/ITR of the quarterly information for the six-month periods ended on June 30, 2007 and 2006, is featured with the purpose of providing additional information about the Company and its subsidiaries and is not required as a part of the basic quarterly information prepared according to the accounting practices adopted in Brazil. The statements of cash flows (parent company and consolidated) were subject to the special auditing procedures described in paragraph 2, and, based on our review, we are not aware of any material changes that should be made to these supplemental statements for them to be adequately presented, in all material respects, in light of the basic financial statements for the six-month periods ended on June 30, 2007 and 2006, taken as a whole.

6. The balance sheets (parent company and consolidated) as of March 31, 2007, featured herein for purposes of comparison, have been audited by us, and the special review report, issued on May 14, 2007, contained a paragraph pointing out the same issue discussed in paragraph 4 above. The statements of income (parent company and consolidated) for the quarter and the six-month period ended on June 30, 2006, featured herein for purposes of comparison, have been audited by us, and the special review report, issued on August 14, 2006, contained a disclaimer regarding the absence of review of the financial statements of affiliates COPEL Enterprises and UEG Araucária Ltda. by independent auditors on that date and a paragraph pointing out the same issue discussed in paragraph 4 above.

Curitiba, August 14, 2007

DELOITTE TOUCHE TOHMATSU	Iara Pasian
Independent Auditors	Accountant
CRC n.º 2 SP-011.609/O-8 F-PR	CRC n.º 1 SP 121.517/O-3 S/PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.